SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 1, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Enclosures:

1.     Nokia Press Release dated February 01, 2006 and titled: Last Chance to Enter the Nokia Nseries See New Competition

2.     Nokia Press Release dated February 06, 2006 and titled: Movistar chooses Nokia’s MSC Server System in Ecuador

3.     Nokia Press Release dated February 07, 2006 and titled: Nedap uses the RFID technology-based Nokia Field Force Solution in Dutch healthcare market

4.     Nokia Press Release dated February 07, 2006 and titled: Telecom Italia and Nokia strengthen end-to-end cooperation in WCDMA 3G

5.     Nokia Press Release dated February 07, 2006 and titled: “Get Ready!” Go old school anytime, anywhere with Atari Masterpieces Volume 2 on the N-Gage platform

6.     Nokia Press Release dated February 08, 2006 and titled: Freescale, Nokia and Symbian collaborate to develop first-ever 3G single core reference design

7.     Nokia Press Release dated February 08, 2006 and titled: Nokia wins network expansion contract with 3 in the UK

8.     Nokia Press Release dated February 08, 2006 and titled: Nokia powers Wataniya Telecom’s HSDPA network in Kuwait

9.     Nokia Press Release dated February 09, 2006 and titled: Forum Nokia and Adobe working closely to support Flash developers targeting mobile opportunities

10.   Nokia Press Release dated February 09, 2006 and titled: Nokia announces creation of Forum Nokia Champion reward program in recognition of outstanding individual mobile applications developers

11.   Nokia Press Release dated February 09, 2006 and titled: Oracle and Nokia team up to deliver improved customer service through integrated mobility applications

12.   Nokia Press Release dated February 09, 2006 and titled: Bluetooth SIM Access Profile will be a standard feature in Nokia devices based on S60 3rd Edition software

13.   Nokia Press Release dated February 09, 2006 and titled: Nokia selected as WCDMA 3G supplier by Cosmote in Greece

14.   Nokia Press Release dated February 09, 2006 and titled: Nokia Growth Partners invests four million euros in Bitboys to support the company’s growth and product development

15.   Nokia Press Release dated February 10, 2006 and titled: Making Mobile Navigation more accessible: Nokia introduces location based services to mid-range portfolio, launches new GPS module

16.   Nokia Press Release dated February 10, 2006 and titled: F-Secure expands the antivirus offering for Nokia’s S60-based smartphones

17.   Nokia Press Release dated February 10, 2006 and titled: Nokia completes acquisition of Intellisync

18.   Nokia Press Release dated February 13, 2006 and titled: Vodafone and Nokia work together to increase the use of S60 as a standard software platform

19.   Nokia Press Release dated February 13, 2006 and titled: Nokia extends portfolio to facilitate 3G deployments around the world

20.   Nokia Press Release dated February 13, 2006 and titled: Full steam ahead for Nokia’s Services business unit

21.   Nokia Press Release dated February 13, 2006 and titled: Nokia wins convergent charging solution contract from Hutchison Telecom Indonesia

22.   Nokia Press Release dated February 13, 2006 and titled: Nokia expands the scope of mobility

23.   Nokia Press Release dated February 13, 2006 and titled: GSM and WLAN come together as Nokia introduces UMA-enabled Nokia 6136 handset

24.   Nokia Press Release dated February 13, 2006 and titled: Nokia adds two feature-rich handsets to growing mid-range portfolio

25.   Nokia Press Release dated February 13, 2006 and titled: Nokia takes the lead in converging networks

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26.   Nokia Press Release dated February 13, 2006 and titled: PT MECA, SCTV and Nokia Cooperate to Pilot Broadcast Mobile TV over DVB-H Technology in Indonesia by 2H2006

27.   Nokia Press Release dated February 13, 2006 and titled: Sony Ericsson and Nokia to co-operate on DVB-H interoperability

28.   Nokia Press Release dated February 13, 2006 and titled: Avaya Extends Enterprise Mobility to Nokia Series 80 Smart Phones at 3GSM World Congress

29.   Nokia Press Release dated February 14, 2006 and titled: Nokia and CSL demonstrate seamless HSDPA-EDGE service continuity

30.   Nokia Press Release dated February 14, 2006 and titled: Nokia and Oracle collaborate on next generation telecommunication subscriber registers

31.   Nokia Press Release dated February 14, 2006 and titled: Nokia and MySQL collaborate on next generation telecommunication subscriber registers

32.   Nokia Press Release dated February 14, 2006 and titled: Vodafone awards global contract to Nokia for IMS

33.   Nokia Press Release dated February 14, 2006 and titled: Nokia doubles up competitors: New enterprise-class firewall at midrange price costs half as much as a rival box

34.   Nokia Press Release dated February 15, 2006 and titled: Nokia wins USD 170 million GSM expansion with Henan MCC in China

35.   Nokia Press Release dated February 15, 2006 and titled: Abertis Telecom, Nokia and Telefónica Móviles unveil results of first digital mobile TV pilot in Spain

36.   Nokia Press Release dated February 16, 2006 and titled: 3G smartphone now shipping to NTT DoCoMo, Inc. in Japan

37.   Nokia Press Release dated February 16, 2006 and titled: One millionth customer experiences the excellence, refinement of premium Nokia 8800

38.   Nokia Press Release dated February 16, 2006 and titled: Nokia and Cable & Wireless sign International Frame Agreement

39.   Nokia Press Release dated February 16, 2006 and titled: Review by the Board of Directors and Nokia 2005 Annual Accounts (IFRS) are available on Nokia’s website

40.   Nokia Press Release dated February 27, 2006 and titled: Initial results from the mobile TV pilot trial conducted by CANAL+, Nokia, SFR and towerCast confirm interest in mobile TV

41.   Nokia Press Release dated February 28, 2006 and titled: Nokia unveils first view of Payload for the N-Gage platform at www.payload-game.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

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PRESS RELEASE

February 1, 2006

Last Chance to Enter the Nokia Nseries See New Competition

Win the chance to work alongside one of the world’s best photographers

Espoo, Finland - The entry deadline is looming for the Nokia Nseries See New competition, an ambitious global initiative spearheaded by five top international photographers.

World renowned photographer, Juergen Teller; leading American photographer, Philip-Lorca DiCorcia; award winning London-based photographer, Nick Waplington; Raghu Rai, one of India’s most respected documentary photographers and Jiancheng Dong, a prominent landscape and documentary photographer from China, all launched the competition back in October.

Since then thousands of budding photographers from across the world have taken up the challenge to ‘shoot new’ – capturing something from a different angle or something never previously photographed – using a megapixel camera phone. From landscapes in India and newborn babies in France to voodoo masks in the USA and a rollercoaster in Croatia, all entries can be viewed at www.seenew.com.

Amateur photographers have submitted some particularly striking images and all are in with a chance of winning a money can’t buy prize: the chance to spend a day with one of the five professional photographers assisting on photoshoot.

The professionals themselves have taken up the challenge to ‘shoot new’ using the Nokia N90 advanced imaging device. Their images can also be seen at www.seenew.com, the Nokia Nseries online community for mobile photography enthusiasts.

“We’ve been amazed with the quality and quantity of entries so far,” said Tapio Hedman, Senior Vice President, Multimedia Marketing, Nokia. “People are really exploring the possibilities of camera phone photography, and I think we have already uncovered some fantastic new photography talent from around the world. I very much look forward to seeing the winning images.”

Commenting, Nick Waplington said: “Photography as a medium has developed to the point where it’s around us, in all manners, at all times. Camera phones have played a big part in this, pushing the boundaries of when and how so there are many more opportunities to shoot new.”

The competition is open to anyone over the age of 18 with a megapixel camera phone. Deadline for entries is 28 February 2006. Full terms and conditions can be found at www.seenew.com.

The Nokia N90 is the flagship camera product in the Nokia Nseries range of high performance multimedia devices. Packed with advanced camera features to capture great quality photos, the Nokia N90 is the first mobile device in the world to feature superior Carl Zeiss optics plus there’s a two megapixel camera with autofocus and 20x digital zoom, integrated flash, macro mode for sharp close-ups and high quality video capture with on-device editing capabilities.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

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About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

A selection of images taken by the photographers for the See New project are available for media use.

Images and usage guidelines can be obtained from:

seenewcompetition@redconsultancy.com

Tel.  +44 207 025 6440 / +44 207 025 6539

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PRESS RELEASE

February 6, 2006

Movistar chooses Nokia’s MSC Server System in Ecuador

Espoo, Finland - Nokia has won a new MSC Server System (MSS) contract with Telefónica Móviles Ecuador, which operates under the movistar brand, to enable more cost efficient voice service. Telefónica’s subsidiary in Ecuador marks a new customer for Nokia and strengthens cooperation with Telefónica Móviles.

“To have Nokia’s great technology in our server system will be key in the progress of Telefónica Móviles in Ecuador. This is a great alliance,” says Alberto Sandoval, CEO, Telefónica Móviles Ecuador.”

The contract includes the Nokia mobile softswitch solution, the MSC Server System, which is compliant with the 3GPP Release 4 standard. Nokia is also supplying Nokia NetAct ™ network and service management system. In addition, the contract includes planning, implementation, optimization and training services. The deliveries have already begun and the system is in full use.

“We are very pleased to extend our good relationship with Telefónica Móviles to Ecuador and to see their confidence in our mobile softswitch solution,” says Guillermo Mairena, Account Director, Networks, Nokia. “Together we will continue to enhance mobile services in Ecuador.”

The Nokia MSC Server upgrades operators’ circuit core networks for 3G expansion and IP-based technologies, optimizes GSM networks, and reduces the costs of operating mobile networks. Nokia is a leader in the 3GPP Release 4 mobile softswitch market with over 80 customers to date for the Nokia MSC Server.

About Telefónica Móviles, S.A.

Telefónica Móviles is one of the world’s largest mobile operators and the leading cellular company in the Spanish- and Portuguese-speaking markets. The company has operations in 15 countries across three continents and a customer base that totaled more than 89 million at September 30, 2005. During 2004, Telefónica Móviles obtained revenues of 11.828 billion euros, or 17.5% more than in 2003. EBITDA rose 5.3% in the year, to 4.701 billion euros, while net profit totaled 1.634 billion euros. Telefónica Móviles shares trade on the Spanish stock exchanges and the New York Stock Exchange under the ticker symbol TEM.

For further information, see our website at www.telefonicamoviles.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 71870 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

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PRESS RELEASE

February 7, 2006

Nedap uses the RFID technology-based Nokia Field Force Solution in Dutch healthcare market

Allévo is the first to apply NFC technology for Delivery of Home Health Care

Espoo, Finland – Allévo is enhancing the delivery of home health care with Nedap’s iO TouchPro solution, a powerful combination of the successful iO concept for Care registration and Nokia Field Force Solution. Allévo Home Care Institute’s 700 employees are using the RFID technology to improve the delivery of service to its patients across the Netherlands.

“Using iO TouchPro, our more than 700 nurses can quickly and reliably register their visits with their patients, freeing up valuable time to spend with the patient. And, the iO Concept ensures that we have the most up-to-date, accurate information available at all times,” said Theo van Campen, CEO Allévo “A leader in the health care space, Allévo continues to seek innovations that will enhance the quality of care we deliver to our clients. Nokia’s RFID technology-based solution allows us to deliver better service, and allows us to maintain up-to-date, accurate information real-time.”

In the iO concept every client is provided with a contact free chip card when they become Allévo clients. At each visit, the nurse touches the chip card using a Nokia 3220 phone with RFID reader to register their visit thus eliminating the time needed to fill in forms. In addition, the nurse has secure access to the most up-to-date information on the client allowing them to focus on delivering care.

With the introduction of the iO TouchPro Nedap strengthens its position as a market leader in the Dutch healthcare market. The expectation is that more healthcare organizations will follow the example of Allévo in the coming months.

“We are pleased to that Allévo has chosen Nokia RFID technology–based solution to continue their innovations in the delivery of health care services,” said Petri Vesikivi, Head of Nokia Workforce Solutions at Nokia Ventures Organization. “The Nokia Field Force solution is designed for enterprises with mobile workforce generating large number of transactions in industries as domiciliary healthcare, security & guarding, and field maintenance.”

About Nedap healthcare

Nedap is characterized by a development- and entrepreneurship-oriented open, innovative and creative culture.The company focuses on: developing and supplying innovative and sustainable solutions in the fields of security and electronic control units as well as automation, management and information for organizations.

Nedap healthcare’s objective is to truly automate work which does not belong to the core tasks of care employees. As part of the global company Nedap N.V., Nedap healthcare realises this in a manner, which stimulates entrepreneurship. The iO® concept is one of the innovations which will deliver more time for care in the coming years. www.nedap.com/healthcare

About Allévo

Allévo is an innovative care organization for people with 2300 employees. To be sure that every client is provided with the best care, Allévo is divided into 5 areas. Every area is delivering care and welfare. Allévo is also providing living accommodation.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Media Enquiries:

Nedap

Healthcare

Tel. +31 544 471 626

E-mail: healthcare@nedap.com

Allévo

Communications

Tel. +31 113 249200

Nokia, Ventures Organization

Communications

Tel. +358 7180 36117

www.nokia.com

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PRESS RELEASE

February 7, 2006

Telecom Italia and Nokia strengthen end-to-end cooperation in WCDMA 3G

Nokia reinforces WCDMA 3G terminal cooperation, introduces service quality optimization, and supplies a WCDMA 3G network to Telecom Italia in Italy.

Espoo, Finland - Nokia and Telecom Italia have signed a Memorandum of Understanding (MoU) for wider cooperation in the area of WCDMA 3G, followed by separate agreements on end-to-end performance optimization, WCDMA 3G terminal cooperation, and supply of a WCDMA radio access network in Italy.

“One of Nokia’s top five priorities is to bring an end-to-end advantage to our operator customers,” says Pertti Korhonen, Chief Technology Officer, Nokia.  “We are honored by Telecom Italia’s acknowledgement of our progress in that area.  At the same time, we are grateful for the trust placed in our WCDMA terminal and network products.”

The two companies are co-operating in order to optimize performance for end-user services that utilize WCDMA 3G.  Nokia will provide services for end-to-end optimization, from terminals through service platforms, middleware, and across the telecommunications network.  Nokia also joins the build out of the TIM Italy WCDMA 3G network with the deployment of a state-of-the-art WCDMA radio access network in five Italian regions.

Nokia began the network deployment during the summer and has met all agreed roll-out and quality targets for the first phase of the deployment.

In the area of WCDMA 3G terminals, TIM and Nokia have expanded their co-operation in terms of design and development requirement sharing, as well as the introduction of new WCDMA/EDGE terminals to the market. Nokia’s capability to deliver and optimize a solution end-to-end, from terminals to networks, plus innovative end-user services and new technologies is unique.

TIM and Nokia have also recently successfully trialed High Speed Downlink Packet Access (HSDPA) technology, a natural evolution of 3G that offers mobile broadband access to services.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Networks, Nokia

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

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www.nokia.com

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PRESS RELEASE

February 7, 2006

“Get Ready!”  Go old school anytime, anywhere with Atari Masterpieces Volume 2 on the N-Gage platform

Espoo, Finland - Nokia today unveils Atari Masterpieces Volume 2, the latest catalogue of classic Atari arcade games for the N-Gage platform.

Atari Masterpieces Volume 2 brings eight of the most popular original Atari arcade-games to the N-Gage world, including Asteroids Deluxe, Crystal Castles, Centipede, Liberator, Pong, Space Duel, Tempest and Warlords. Additional features include four bonus unlockable Atari 2600 titles, including 2600 Air-Sea Battle, 2600 Canyon Bomber, 2600 Mini-Golf and 2600 Video Checkers.

“We’ve teamed up with Backbone Entertainment, creators of RIFTS®: Promise of Power TM and Shadow-Born to create Atari Masterpieces Volume 2, the second heritage-rich Atari games compilation compiled for the N-Gage – the gamers phone,” said Gregg Sauter, Director, Games Publishing, Nokia. “These games play virtually identically to the originals, but with an N-Gage twist; gamers can upload their high-score onto the N-Gage Arena for new century bragging rights and, as an added bonus, two people can play on one N-Gage together, using the Hot Seat function.”

Atari Masterpieces Volume 2 for the N-Gage will start shipping in March 2006.

About the games:

Asteroids Deluxe:  The sequel to Asteroids in 1981. Asteroids Deluxe added new enemies and a powerful shield button, when players experienced difficulties.

Centipede: Centipede pitted players against a never ending barrage of spiders, fleas, scorpions and of course, centipedes as they tried to fill the screen with mushrooms. The game’s fast paced action made it an instant classic.

Crystal Castles:  Crystal Castles was one of the most beautiful and puzzling games ever made. Players took control of Bentley Bear as he explored mazes, trying to collect gems without being caught by his enemies.

Liberator:  Liberator is one of the rarer arcade games in the Atari line-up - fewer than 800 arcade cabinets were produced. The game has been described as Missile Command® in reverse!

Pong:  The game that started it all. Legend goes that the original prototype of the game was tested in a tavern in Sunnyvale, California, and used a bread pan as its coin collector.

Space Duel:  The only multi-player vector game ever released by Atari - Space Duel first hit arcades in early 1982. Its mix of fast action, Asteroids style play and bright colors quickly made it a cult hit.

Tempest:  Tempest was one of the most abstract, but addictive games to ever hit the arcade. Originally trying to build a 3D version of another common Arcade game, it took a bad dream to deliver the idea of plummeting down into the levels instead of the other way around.

Warlords:  Warlords first hit arcades in 1980 and launched a multi-player revolution. Warlords allowed players to catch a flaming ball and sling it at the castles of their foes.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the

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leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

About Infogrames Entertainment

Infogrames Entertainment (IESA), the parent company of the Atari Group, is listed on the Paris Euronext stock exchange (ISIN code: FR-0000052573) and has two principal subsidiaries: Atari Europe, a privately-held company, and Atari, Inc., a United States corporation listed on NASDAQ (ATAR). The Atari Group is a major international producer, publisher and distributor of interactive entertainment software for all market segments and in all existing game formats (Microsoft, Nintendo and Sony) and on CD-ROM for PC. Its games are sold in more than 60 countries. The Atari Group’s extensive catalogue of popular games is based on original franchises (Driver, Alone in the Dark, V-Rally, Test Drive, Roller Coaster Tycoon, etc.) and international licenses (Matrix, Dragon Ball Z, Dungeons & Dragons, etc.).

For more information: http://www.atari.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

E-mail: press.office@nokia.com

Nokia, Americas

Communications

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

RIFTS: Promise of Power © 2005 Palladium Books, Inc. All rights reserved. RIFTS, Promise of Power and character likenesses are trademarks or registered trademarks owned and licensed by Palladium Books, Inc.

© 2006 Atari Interactive, Inc. All rights reserved. Atari and the Atari logo, and Atari classic game names, are trademarks owned by Atari Interactive, Inc. Used with permission.

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

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PRESS RELEASE

February 8, 2006

Freescale, Nokia and Symbian collaborate to develop first-ever 3G single core reference design

Vodafone encouraged by the efforts to create designs based on S60 software on Symbian OS

Austin, Texas, US/ Espoo, Finland/ London, UK –  Freescale Semiconductor (NYSE:FSL, FSL.B), Nokia Corporation (NYSE: NOK)  and Symbian Limited are joining together to create the first 3G mobile phone reference design using Freescale’s single core modem, targeted to run S60 software on Symbian OS™. This reference design is expected to provide handset manufacturers and operators the first real solution to address the mid-tier 3G market segment, and to reduce device development time by up to 50 percent.

The foundation of this new reference design will be Freescale’s MXC300-30 platform, part of the award-winning Mobile eXtreme Convergence architecture. The reference design is expected to offer a pre-integrated development and verification environment, providing shorter time-to-market for phone manufacturers, operators and system integrators. Freescale is showcasing the MXC300-30 platform at next week’s 3GSM World Congress held in Barcelona.

“This S60 on Symbian OS-based single core reference design is a great step forward for OEMs to align feature sets and dramatically reduce development time for next-generation mid-tier 3G mobile phones,” said Franz Fink, senior vice president and general manager of Freescale’s Wireless and Mobile Systems Group. “Additionally, operators can increase their coverage by adding more people to the network and recouping 3G infrastructure investments.”

“This collaboration with Freescale and Symbian is an excellent milestone for S60 and 3G evolution. Together we expect to create a solution that further supports the solid volume growth of S60 and serves the mid-tier 3G market segments,” said Matti Vänskä, Vice President, Mobile Software Sales and Marketing, Nokia. “The reference design provides our customers an efficient way to introduce S60 devices with advanced capabilities for imaging, multimedia and business services expected in today’s 3G handsets.”

“Symbian is focused on reducing development costs and improving performance for our customers’ mid-tier low-cost phones,” said Jørgen Behrens, vice-president, Product Management and Strategy, Symbian.  “The results of this collaboration with Freescale, Nokia and Symbian will encourage handset manufacturers to develop more 3G phones and significantly shorten their time to market.”

Elektrobit Group Plc, (HEX: EBGV1), a company specialized in wireless technology design and testing, is implementing this reference design utilizing Elektrobit’s expertise in 3G technology and S60. This work further supports Elektrobit’s initiative to develop a 3G S60 on Symbian OS reference phone also announced today.

Operator benefits

Not only is this reference design expected to help handset manufacturers address key market segments, it is designed to simultaneously provide operators the opportunity to add more users to the network and recoup 3G investments.

“We are encouraged by the initiative taken by Freescale, Nokia and Symbian to develop a reference design based upon the MXC300-30 platform, which we hope will enable lower cost 3G S60 devices based on Symbian OS in 2007,” said Jens Schulte-Bockum, Vodafone Group Director of Terminals.

Freescale MXC solutions

The revolutionary MXC300-30 platform is part of the Mobile eXtreme Convergence family of platforms from Freescale. The single core modem processor at the heart of the MXC platforms combines, yet de-correlates, the DSP call processing functions and the MCU applications processing into a single processor for a separate, clean development and optimization of each function. The MXC family includes the MXC275-30 platform for 2.75G EDGE solutions, as well as the MXC300-30 platform for UMTS/WCDMA 3G solutions. For more information visit: www.freescale.com/MXC

About Freescale Semiconductor

Freescale Semiconductor, Inc. (NYSE:FSL, FSL.B) is a global leader in the design and manufacture of embedded semiconductors for the automotive, consumer, industrial, networking and wireless markets. Freescale became a publicly traded company in July. The company is based in Austin, Texas, and has design, research and development, manufacturing or sales operations in more than 30 countries. Freescale, a member of the S&P 500®, is one of the world’s largest semiconductor companies with 2005 sales of $5.8 billion (USD). www.freescale.com

About S60

S60 on Symbian OS is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 software allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information about S60 news and community, please visit www.s60.com.

About Symbian

Symbian is a software licensing company that develops and licenses Symbian OS, the market leading open operating system for advanced, data-enabled mobile phones also known as smartphones.

Symbian licenses Symbian OS to the world’s leading handset manufacturers and has built close co-operative business relationships with leading companies across the mobile industry.  In the first three quarters of 2005, more than 23 million Symbian OS mobile phones were sold worldwide to over 250 network operators, bringing the total number of Symbian OS phones shipped to almost 48million.

Symbian has its headquarters in London, United Kingdom with offices in the United States, Europe (England and Sweden (UIQ Technology AB)), Israel and Asia (India, P.R. China, Korea, and Japan).

About Elektrobit

Elektrobit specializes in wireless technology - the design and life-cycle testing of electronic products, as well as in production automation. Elektrobit Group is a versatile engineering company, which, in addition to its design services, develops, sells and markets its own technologies and products to customers. The company’s customers include the telecommunications, automotive, defense and space, industrial automation, and well-being and medical industries. Elektrobit employs some 1600 wireless technology experts in 14 countries. The Group’s net sales for the year 2004 totaled 203 million euro. Elektrobit Group Plc. is listed on the Helsinki Exchanges.  www.elektrobit.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries, Freescale:

North America

Maria Burpee

Freescale Semiconductor

Tel. (512) 895-6645

E-mail: maria.burpee@freescale.com

Asia Pacific

Gloria Shiu

Freescale Semiconductor

Tel. (85-22) 666-8237

E-mail: gloria.shiu@freescale.com

Europe, Middle East and Africa

Regina Cirmonova

Freescale Semiconductor

Tel. (41-22) 799-1258

E-mail: regina.cirmonova@freescale.com

Japan

Koichi Yoshimura

Freescale Semiconductor

Tel. (81-3) 5437-9350

E-mail: koichi.yoshimura@freescale.com

Latin America

Ruth Ruiz

Freescale Semiconductor

Tel. (480) 814-4897

E-mail: ruth.ruiz@freescale.com

Reader Inquiry Response:

Freescale Semiconductor

P.O. Box 17927

Denver, CO 80217 USA

Media Enquiries, Symbian:

Anatolie Papas

Symbian Limited.

Tel. + 44 207 154 1383

E-mail: press@symbian.com

Media Enquiries, Nokia:

Nokia, Technology Platforms

Communications

Tel. +35850 4862 797

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Freescale™ and the Freescale logo are trademarks of Freescale Semiconductor Inc. All other product or service names are the property of their respective owners. © Freescale Semiconductor Inc. 2006.

PRESS RELEASE

February 8, 2006

Nokia wins network expansion contract with 3 in the UK

Agreement includes Release 4 core network upgrade

Espoo, Finland - 3, the mobile media company, today announced it has awarded a major network expansion contract to Nokia in the UK.  In addition to extending Nokia’s exclusive supply of core network equipment, 3 is receiving an upgrade of its core network to 3GPP Release 4 functionality, provided by the Nokia MSC Server Solution.

Under the agreement, Nokia will deploy Nokia MSC Servers, Nokia Media Gateways and Nokia Flexi ISN with service aware GGSN functionality, as well as provide upgrades to 3 existing core network elements in the UK.  The deployment will increase the capacity of 3’s network and deliver improved network functionality.

Release 4 is a 3GPP-specified architecture that optimizes mobile networks by enabling operators to concentrate call control to centralized premises, while distributing switching functions to locations nearer to areas of high demand, this helps manage both the cost of operating and building the network.

In addition, Nokia will provide installation, commissioning, integration services, plus network planning and design services and system integration services.  The services will be supported using Nokia NetAct™, the only fully featured, multi-vendor, multi-technology operations support system on a single platform.  The agreement continues the cooperation between the two companies that began in March 2001.

David Cooper, CTO, 3 UK said “Providing our growing number of customers with high quality, state-of-the-art services requires an equally high quality, modern network with capacity for growth. At the same time, it has to provide superior operational efficiency, even as the network expands and evolves toward all IP.  The MSC Server solution fits the bill on all counts thanks to the Release 4 architecture and quality product design.”

Jorg Erlemeier, General Manager, Networks, Nokia said “We are happy to be providing 3 with a high quality core network expansion that fully supports their high subscriber growth rate. The MSC Server Solution based on Release 4 meets 3’s need for a future proof, cost effective network.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

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www.nokia.com

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PRESS RELEASE

February 8, 2006

Nokia powers Wataniya Telecom’s HSDPA network in Kuwait

First HSDPA network available in the Middle East and Africa region

Espoo, Finland –Wataniya Telecom today opened its High Speed Downlink Packet Access (HSDPA) network, making it the first operator in the Middle East and Africa region to offer mobile services beyond 3G. The solution, provided by Nokia, covers Kuwait and enables Wataniya to offer a wide range of services, among which are audio and visual services, matching customers’ expectations. This follows a supply agreement signed in May 2005.

HSDPA is a simple software upgrade to Nokia WCDMA networks, offering breakthrough data speeds.  In practice it means that consumers can access the Internet and obtain audio and video services with initial speeds ranging between 1-2 Mbps. The performance of the Nokia HSDPA solution makes real mass-market mobile multimedia possible, and shows further proof of Nokia’s strength in advanced radio network technologies. Nokia is a leader in the HSDPA market, with over 20 contracts to date globally.

“Wataniya is proud to be a pioneer in introducing HSDPA in the Middle East and Africa region. Today, adopting Nokia’s advanced solution complements Wataniya’s strategy to develop the best in broadband services. We continue to offer seamless network access and multimedia content for our customers,” said Harri Koponen, General Manager & CEO, Wataniya Telecom.

“Nokia is strongly committed to the Middle East and Africa markets, and is pleased to play a central role in the opening of the first HSDPA network in the region,” said Walid Moneimne, Senior Vice President, Central Europe, Middle East and Africa region, Networks, Nokia. “We look forward to continuing our cooperation with Wataniya in bringing more attractive services to their customers in the region.”

In May 2005, Nokia won a supply agreement from Wataniya that included the delivery of the Nokia HSDPA solution, supported by Nokia NetAct ™ network service and management system, and extensive delivery, integration and care services.

About Wataniya Telecom

Commercially launched in December 1999, Wataniya Telecom has been a driving force in increasing the mobile communications market in Kuwait to more than 90 per cent of the population. Wataniya Telecom is actively expanding its presence in the region serving more than 6.3 million customers in countries with a combined total population exceeding 92 million.

Wataniya Telecom has operations in Kuwait, Iraq, Tunisia, Algeria, the Maldives, and Saudi Arabia. The company provides a wide range of leading-edge wireless voice and data services, delivered with high quality, designed to cater to the demand of today’s discerning customer.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

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Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Wataniya Telecom

Rima Termos

M: +965 6368638

E-mail: rtermos@wataniya.com

Notes to editors:

For more information on the supply agreement signed in May 2005, please see the press release.

www.nokia.com

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PRESS RELEASE

February 9, 2006

Forum Nokia and Adobe working closely to support Flash developers targeting mobile opportunities

Companies creating Flash content for Nokia mobile devices to gain access to technical resources and business development opportunities via membership in new PRO Zone

Espoo, Finland – Nokia (NYSE: NOK) today announced the creation of Forum Nokia PRO: Flash Zone, a new support program made possible by the collaboration of Nokia and Adobe, intended for Forum Nokia PRO companies who want to create Macromedia Flash® applications for devices deployed by wireless operators worldwide. Now delivered by Adobe, Macromedia Flash technology is increasingly being adopted across mobile and consumer electronics markets.  The Forum Nokia PRO: Flash Zone will offer the member companies of Forum Nokia PRO that develop exciting Flash business, gaming, entertainment and lifestyle applications for Nokia mobile devices exclusive access to direct technical support and training opportunities from Adobe, as well as advanced business development opportunities.

Forum Nokia PRO: Flash Zone joins other specialized developer offerings launched in 2005 – the Forum Nokia PRO Symbian Zone, the Forum Nokia PRO Enterprise Zone and Forum Nokia PRO Networks Zone. Forum Nokia PRO, Nokia’s fee-based support program that counts more than 400 of the world’s leading development companies as members, will administer the new program through its Americas, EMEA and Asia regional operations.

In addition to the full range of services offered by Forum Nokia PRO, specific benefits to members of the new Forum Nokia PRO: Flash Zone include discounts on Adobe software, free copies of selected Flash Lite™ Players for testing on supported handsets, direct technical support via a dedicated email list, potential opportunities to market applications at events, exclusive online seminars and technical content, early access to upcoming product information and access to beta programs.

“The launch of the Forum Nokia PRO: Flash Zone continues and expands the relationship between Nokia and Adobe that has resulted in the deployment of Macromedia Flash technology on Nokia devices and collaboration on the Flash 8 development tool,” said Lee Epting, vice president, Forum Nokia. “The new Zone underscores the strength of Nokia’s commitment to supporting its PRO developer community and to developers already working with Flash technology, providing technical, training and business development resources that will help to extend the boundaries of mobile applications.”

Forum Nokia’s new PRO Zone follows on a previous licensing agreement providing rights for Nokia’s integration of Flash technology into mobile device platforms, including S60, the world’s leading smartphone platform. The integration is evidenced by Nokia’s intent to include Flash Lite in certain Nokia Nseries multimedia devices and Nokia Eseries business devices starting with S60 3rd Edition, as well as in other select S60 and Series 40 Nokia devices.

“There are over one million Flash developers around the world and this highly innovative and creative ecosystem is poised to deliver some great applications and content to Nokia customers,” said Gary Kovacs, vice president of Mobile and Device Solutions at Adobe. “Forum Nokia’s new PRO: Flash Zone gives mobile developers a hub to support them in creating the content and applications that will engage customers worldwide who choose Nokia’s exciting new Flash enabled Series 40 and S60 devices.”  Flash Lite is Adobe’s Flash profile for mobile phones, adding several key features related to connectivity, device-specific capabilities and standards support, and supporting a mobile profile of Adobe’s own SWF format.

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Utilizing Flash Professional 8 authoring tool, developers now can create new and exciting Flash Lite content and applications for deployment on mobile devices implementing Flash technology. The Flash Professional 8 authoring tool includes interactive device emulators that support over 90 different device profiles, making it easy for developers to build content once and test it for multiple device models, using preset and updatable profiles for devices enabled by Flash Lite.

Nokia’s new Flash-enabled devices will enable consumers to download Flash entertainment, gaming, business and productivity applications over the air and to play Flash content stored in either onboard or removable memory. Flash applications can be dynamically updated with streaming data to the device from a remote server over an HTTP connection, pushing far beyond the boundaries of static screensavers, wallpapers and other non-Flash applications.

Developers interested in the Forum Nokia PRO: Flash Zone and the Forum Nokia PRO can receive complete information and access membership applications by visiting: https://pro.forum.nokia.com/site/global/home/prozones/1_prozones.jsp.

Nokia at 3GSM World Congress - mobile site

Get important Nokia and Forum Nokia information on your mobile phone with the Nokia at 3GSM World Congress mobile site! To get a link to the site, simply send an SMS containing “3GSM” to +358407799890.

Or, enter nokia.mobi/3gsm on your mobile phone’s browser.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com .

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia, Americas

Corporate Communications - Global Developer Program

Charles Chopp

Tel. +1 972 894 4573

communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 36376

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 9, 2006

Nokia announces creation of Forum Nokia Champion reward program in recognition of outstanding individual mobile applications developers

Forum Nokia recognition and reward program focuses on individuals distinguished by their skill and dedication to advancing mobile application development around the globe

Espoo, Finland – Nokia (NYSE:NOK) today announced the creation of Forum Nokia Champion, an exciting new recognition and reward program designed acknowledge the best and brightest among individual mobile applications developers for their high level of skill as developers and their devotion to advancing mobile applications development worldwide.

Membership in the Forum Nokia Champion recognition and reward program is by invitation only and selection is based upon developers’ extensive knowledge of Nokia platforms and related technologies and applications, as well as their level of participation in Forum Nokia, the world’s largest dedicated mobile developer community, with more than 2 million members worldwide. Forum Nokia Champion membership is granted for a period of one year to outstanding independent mobile applications developers and individual employees of developer companies. Forum Nokia will invite new members to this reward program every six months.

Forum Nokia Champion seeks to recognize individual developers, regardless of their employment by or affiliation with a developer company – everyone from academics to freelance developers, from independent mobile industry gurus to corporate IT employees. Enriching and expanding upon Nokia’s ongoing support for the Forum Nokia developer community, Forum Nokia Champion serves as an individual reward and recognition counterpart to the annual recognition of developer companies through the Forum Nokia PRO Awards program.

Forum Nokia Champion membership provides global recognition to leading individual developers, allowing them to use the Forum Nokia Champion title and qualifier professionally for the term of their membership and showcasing their achievements as Forum Nokia Champions through forum.nokia.com and Forum Nokia newsletters. Likewise, Forum Nokia Champion events twice-yearly will give members the opportunity to meet Nokia experts and fellow Champions to exchange ideas and views on developer issues. Champion membership also includes access to Nokia sponsored select technical services, invitations to select Forum Nokia events and trainings, as well as access to the Forum Nokia Champion extranet, where honorees are able to learn how to take advantage of various membership benefits.

Among the first group of inductees into the Forum Nokia Champion program are individuals who have distinguished themselves in diverse areas of mobile applications development, including:

• Li Yong Fei – Mr. Li is an accomplished C\C++  and Java programmer active in Forum Nokia discussion boards related to Chinese Development and Symbian, and a project manager for Wuhan MainTop Technology Development Co., Ltd., Wuhan, China.

• Luis Henrique Albinati Jr. – A recent graduate from Brazil’s National Institute of Telecommunications, Mr. Albinati is a bluetooth midlet development specialist and contributed to Brazil’s Sinapse I.T. Solutions’ AoW project, a Bluetooth solution for communication between a Nokia S60 device and desktop application.

• Nathan Eagle – A Postdoctoral Fellow at MIT’s Media Lab, Dr. Eagle is the creator of the Reality Mining initiative, which applies artificial intelligence techniques on data collected from S60 handsets. He

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is active in S60 related research activities and knowledge sharing in international seminars, conferences, events and trainings. His research has been spun out into MetroSpark, a mobile matchmaking start-up.

• Göran Sander – Director of business development for Sweden’s Synergenix, a 3D Symbian game developer and publisher and Forum Nokia PRO member, Mr. Sander is one of the world’s leading authorities on 3D mobile gaming and a regular participant in conferences and meetings dedicated to mobile entertainment where he provides feedback on Nokia platforms, phones and technical issues.

“We are very excited to introduce this first group of Forum Nokia Champion developers in recognition of their outstanding talent and dedication to advancing mobile applications development around the globe,” said Lee Epting, vice president, Forum Nokia. “Through the Champion program, Forum Nokia continues to expand its support for global mobile applications development by honoring the leading individual applications developers from around the world and duly recognizing their important contribution to the mobile industry.”

More information on the Forum Nokia Champion reward and recognition program may be obtained and nominations of outstanding individual mobile applications developers for membership in the program are currently being accepted online at:  www.forum.nokia.com/forumnokiachampion.

Nokia at 3GSM World Congress mobile site

Get important Nokia and Forum Nokia information on your mobile phone with the Nokia at 3GSM World Congress mobile site! To get a link to the site, simply send an SMS containing “3GSM” to +358407799890.

Or, enter nokia.mobi/3gsm on your mobile phone’s browser.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses.  Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia, Americas

Corporate Communications - Global Developer Program

Charles Chopp

Tel.  +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Technology Communications

Tel: +358 718020976

www.nokia.com

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PRESS RELEASE

February 9, 2006

Oracle and Nokia team up to deliver improved customer service through integrated mobility applications

Users on the move can now access Oracle® Applications from the Nokia 9300, Nokia 9300i and Nokia 9500 devices

Reading, UK/ Espoo, Finland - Oracle and Nokia today announced the launch of Oracle® Sales for Handhelds and Oracle Mobile Field Service applications on Nokia Series 80 devices, including the Nokia 9300 and 9300i Smartphones and the Nokia 9500 Communicator.  The new solutions will enable mobile workers to use one device to access all critical business applications, as well as voice communications, while out of the office. The two companies also announced the availability of the Oracle Database Lite 10g Release 2 for the Symbian operating system.

As global organisations ramp up implementations of remote access and mobility technology, industry experts have predicted that the number of mobile workers will increase from more than 650 million worldwide in 2004 to over 850 million in 2009, representing more than a quarter of the global workforce.   With employees spending an increasing amount of time away from the office, the importance of having secure access to accurate information while on the move is paramount in optimising business opportunity and staff productivity.

“Instant access to accurate customer data at the right time is an absolute necessity in today’s competitive business environment,” said Mark Baker, CRM marketing director, Oracle Europe, Middle East and Africa. “The new solutions from Oracle and Nokia deliver real-time data enabling field representatives to better manage customer interactions and respond to customer service requests efficiently.”

Oracle Sales for Handhelds gives users secure access to their Oracle Sales dashboard where they can manage current opportunities and customer information in real time.  As well as providing schedules, contacts, tasks and order information that users can view, add or modify, the applications’ built-in synchronisation refreshes enterprise calendar, contacts and tasks with those stored on the users’ Nokia device.

Oracle Mobile Field Service enables mobile access to relevant work schedules and job information, allowing field service dispatchers and their service representatives to collaborate more closely as work requests are created, updated and subsequently completed. The solution also allows for real-time, on-site access to parts and product information so that immediate decisions can be made on how best to complete work in progress.

“By delivering Oracle Mobile Sales for Handhelds and Oracle Mobile Field Service on the Nokia 9300, Nokia 9300i and Nokia 9500 Communicator, mobile employees can use one device for both voice and business applications,” said Thomas Libretto, Director of Marketing, Enterprise Solutions, Nokia. “The benefits are extremely compelling: convenience and increased productivity for people who work in the field and reduced telephony and application management costs for the IT teams who deploy and manage such solutions.”

The two companies also announced the availability of the Oracle Database Lite 10g Release 2 for the Symbian operating system (OS), the global open industry standard operating system that powers for example the Nokia Series 80 and the Nokia S60 Platforms.  Oracle’s support for the Symbian OS will deliver the benefits of Oracle Grid technology, including continuous and secure data and application

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availability from the enterprise to the mobile worker. The integrated solution will enable enterprise applications, such as customer relationship management (CRM) and sales force automation, to extend to the growing number of Symbian OS-based Smartphones worldwide.

Further strengthening Oracle and Nokia’s long-standing relationship and enabling tighter collaboration between the two companies’ developer communities, Nokia has joined the Oracle PartnerNetwork, a global business network of more than 13,800 companies which deliver innovative enterprise software solutions based on Oracle software. At the same time, Oracle has become a member of Nokia’s Forum Nokia PRO Enterprise Zone, an enhanced offering within Forum Nokia PRO that provides content and resources for developers.

The Oracle and Nokia solutions will be exhibited on Oracle’s stand in Hall 1 – D100 at the 3GSM World Congress taking place in Barcelona, Spain, from 13-16 February 2006.

About Oracle

Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, visit our Web site at http://www.oracle.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks

Oracle, JD Edwards, PeopleSoft and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners. Nokia is a registered trademark of Nokia Corporation.

Media Enquiries:

Oracle

Peter Rae

Tel. +44 118 924 3999

E-mail: peter.rae@oracle.com

Weber Shandwick for Oracle

Suzanne Hewitt

Tel. +44 20 067 0612

E-mail: sehewitt@webershandwick.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 9, 2006

Bluetooth SIM Access Profile will be a standard feature in Nokia devices based on S60 3rd Edition software

• enabling swift transfer between mobile devices in a vehicle

Dusseldorf, Germany – Bluetooth SIM Access Profile support will be a standard feature in Nokia smartphones based on the S60 3rd Edition software. These devices include multiple state-of-the-art models, such as the current Nokia Eseries product range, Nokia N71, N80, N91 and N92 as well as the Nokia 3250. The car phone solutions supporting Bluetooth SIM Access Profile include the Nokia 616 high-end hands free solution, and the Mobile Telephone Preparation PREMIUM, which comes as an option with the new Volkswagen Passat.

“Today, mobile communication in the car is easy and convenient* thanks to Bluetooth wireless technology, which is a significant component of automotive solutions. Bluetooth SIM Access Profile support in Nokia mobile devices based on the S60 3rd Edition sets new standards for user comfort. Additionally, this is an important step in offering automotive communication solutions based on open standards”, says Marcus Stahl, General Manager, Nokia Automotive.

Note to editors

Bluetooth is a manufacturer-independent standard for the wireless connection of electronic devices over short distances. Bluetooth enhances the comfort of automotive communications by enabling wireless connections between a mobile phone and other devices in the vehicle. Bluetooth functionality depends on which Bluetooth profiles the devices support: The Bluetooth Handsfree Profile enables only handsfree communication through a wireless connection between mobile phone and car phone. The Bluetooth SIM Access Profile now offers the additional possibility of using certain car phones, such as the Nokia 616 Car Kit or the Mobile Telephone Preparation PREMIUM that comes as option in the new Volkswagen Passat, to access the contact and ID data stored on the SIM card of the user’s mobile phone. In the mobile phone, the mobile communication is de-activated, meaning the GSM functionality of a mobile phone is in a quasi off mode: the mobile phone merely “lends” the car phone the information stored on its SIM card. This means that the user no longer needs a second SIM card (Twin Card) for the car phone, the same SIM card will be charged for phone calls, no matter which device was used for making the call, while in addition benefiting from better reception and audio quality thanks to the car phone’s permanently installed external antenna.

* Many jurisdictions have laws regarding the use of a phone in a vehicle environment. Obey all local laws. Always keep your hands free to operate the vehicle whilst driving. Your first consideration while driving should be road safety.

About S60

The S60 platform, built on Symbian OS, is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 platform allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information about S60 news and community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Media Enquiries:

Nokia

Communications

Eva Heller

Tel. +49 211 9412 7 589

E-mail: eva.heller@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 9, 2006

Nokia selected as WCDMA 3G supplier by Cosmote in Greece

Espoo, Finland - Nokia and Greek mobile operator Cosmote have signed an agreement for the supply of WCDMA 3G radio network. With this 3G deal Nokia, a long-term GSM infrastucture supplier to Cosmote, further cements its role in the development of Cosmote’s mobile networks in Greece and elsewhere in the Balkans.

Under the agreement, Nokia delivers WCDMA 3G radio access network infrastructure, and an extensive range of services including delivery, implementation, project management and care, as well as other support services. The system continues to be supported by the unique multitechnology Nokia NetAct™ solution, which supports both 2G and 3G networks. Deliveries will start immediately.

“Nokia’s strong commitment to our business success and their continued dedication in providing high quality services were the decisive criteria in selecting Nokia as our 3G radio network supplier,” says Mr. Evangelos Martigopoulos, CEO and Managing Director, Cosmote. “We are confident that Nokia’s continuous support and world class technology will help us in building out and operating our 3G network efficiently.”

“Nokia is delighted to enter into a new phase of collaboration with Cosmote as they are expanding their 3G service in the Greek market,” says Pekka Uusimaa, Country Director, Networks, Nokia Hellas. “This agreement is built on our joint successes with Cosmote’s GSM infrastructure, and further strengthens our leadership in 3G.”

Nokia has been Cosmote’s main GSM system supplier since 1997, providing network solutions for radio access, and circuit and packet core.

About Cosmote

COSMOTE, a member of the OTE group, started commercial operations in Greece in April 1998, 5 years after its 2 competitors and in June 2001 was the only 3rd entrant to achieve 1st place in its market. Currently it has over 4 million customers in Greece with the leading market position and also has in Albania through AMC the leading mobile operator in the country. In 2004 the Company achieved exceptional financial performance, among the best in Europe.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 9, 2006

Nokia Growth Partners invests four million euros in Bitboys to support the company’s growth and product development

Bitboys to provide Nokia with early access to best-of-breed graphics technology for mass-market mobile devices

Espoo, Finland - Bitboys, a leading provider of graphics hardware solutions for mobile devices, today announced it has received an investment of four million euros from Nokia Growth Partners (NGP), a $100m venture capital fund established by Nokia in December 2004.

The purpose of Nokia Growth Partners is to help Nokia capitalize on external innovation from emerging high-growth companies. The investment will further support Bitboys in designing solutions that enable extremely high-quality 3D and vector graphics acceleration in the power and size-restricted environments of mobile devices.

Dedicated 3D or vector graphics processors stand to dramatically improve the graphics capability of mobile devices. Applications include enhanced user interfaces that are easier and more fun to use; next-generation mobile games; maps and navigation; web browsing; and entertaining graphics content that will drive consumer demand for more sophisticated wireless devices.

“Graphics processing is one of the most important growth areas in the mobile industry. As the only vendor that provides graphics solutions specifically for volume-market mobile devices, Bitboys has already achieved a strong position in the market. Nokia Growth Partners made this investment to ensure Bitboys has adequate financial and human resources for continued successful growth. As a key strategic graphics partner, Bitboys provides Nokia with early access to best-of-breed technology in mobile graphics processing,” said Markus Salolainen, General Partner, Nokia Growth Partners.

“We greatly appreciate the trust Nokia Growth Partners has shown towards our product development and our ability to sustain market momentum. Bitboys is expanding its business rapidly, and the cooperation with Nokia Growth Partners supports our growth at a time when it is essential to secure a leading position in the graphics IP provider market,” said Mikko Saari, CEO, Bitboys.

Bitboys has been steadily growing and profitable since 2002, when the company shifted its strategy to developing graphics hardware solutions for volume-market mobile devices. With the new investment, NGP acquires a 14% share of Bitboys, but will not have representation on the board of the company.

Note to Editors:

Bitboys will provide demonstrations of its processors rendering 3D and 2D/vector graphics at 3GSM World Congress, held in Barcelona, February 13th-17th, 2006. Bitboys booth C59 is located in Hall 1 of the Fira de Barcelona arena. Bitboys executives are available for interviews upon request.

About Bitboys

Finland-based Bitboys is a leading provider of graphics hardware solutions for mobile devices. Bitboys graphics processors are specifically designed for power and size-restricted environments and are the outcome of 15 years of experience in graphics research and development. Bitboys is the only vendor that provides graphics solutions to fit the requirements of volume-market production of mobile phones. Its solutions are licensed to leading mobile phone and semiconductor manufacturers worldwide. Bitboys currently employs over 40 dedicated graphics professionals. For more information about Bitboys, please visit www.bitboys.com

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About Nokia Growth Partners

Nokia Growth Partners is a global mid- to late-stage venture capital fund headquartered in London and Menlo Park, California. Nokia Growth Partners focuses on investments in mobile technology companies from around the world that are already experiencing industry adoption by large companies such as Nokia. For more information about Nokia Growth Partners, please visit http://www.nokiagrowthpartners.com.

Media Enquiries:

Tuuli Suominen

Marketing manager, Bitboys

Tel. +358 40 560 1022

Email: tuuli.suominen@bitboys.com

Christina Forsgard

Netprofile Tech PR for Bitboys

Tel. +358 9 6812 080

E-mail: christina@netprofile.fi

Nokia

Communications

Tel. +358 7180 34900 / +358 7180 36117

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 10, 2006

Making Mobile Navigation more accessible: Nokia introduces location based services to mid-range portfolio, launches new GPS module

Espoo, Finland - Nokia today underlined its effort in making location based services available to a broad consumer base with the announcement of the Nokia GPS Module LD-3W, which is compatible with a wide selection of Nokia’s Bluetooth enabled handsets. By cooperating with several partners, Nokia provides comfortable and affordable navigation solutions that are now available for many of Nokia’s mid-range handsets.

“Location based services, such as navigation and point-of-interest search for hotels and restaurants are becoming increasingly popular with consumers,” says Aage Snorgaard, Senior Vice President, Mobile Phones, Nokia. “With the introduction of the Nokia GPS Module LD-3W and through our collaborations with navigation industry players such as Wayfinder and Telmap, we offer a compelling range of location based services to the tens of millions of consumers who have one of our highly popular mid-range models, such as the Nokia 6230i or the Nokia 6280.”

The most popular location based services for consumers have been integrated car solutions. Earlier, Nokia introduced navigation to its S60 devices. Now Nokia makes location based services accessible at a lower price point.

With a handset connected to the Nokia Wireless GPS Module LD-3W, consumers see their position with up to five meters accuracy, and the easiest route to their destination on a digital map provided by Wayfinder or Telmap. Once installed with the automatic settings configuration tool, users hold an extensive selection of digital maps right in their hand. The Nokia GPS module is expected to start shipping in the 1st quarter of 2006 and retail for approximately 110 EUR excluding taxes and subsidies.

Both the Nokia GPS Module LD-3W module and suite of navigation services will be demonstrated at the partner stands of Wayfinder and Telmap at the 3GSM 2006 Congress taking place in Barcelona from February 13-16.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 71870 60992

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 10, 2006

F-Secure expands the antivirus offering for Nokia’s S60-based smartphones

Espoo, Finland - F-Secure and Nokia today announced that F-Secure Mobile Anti-Virus will be available through Nokia to the users of four recently announced devices based on S60 3rd Edition – Nokia N71, Nokia E60, Nokia E61 and Nokia E70.

For the Nokia N71, F-Secure Mobile Anti-Virus will be distributed on the memory card in the standard device sales package, while for the Nokia Eseries devices, the antivirus client will be available at Nokia Catalogs service.

F-Secure and Nokia have been cooperating in the area of increasing content security for years and have jointly developed distribution models for antivirus solutions. From 2004 onwards, F Secure Mobile Anti-Virus clients have already been available through Nokia to the users of select Nokia’s smartphone models. In addition, F Secure Mobile Anti-Virus clients have been included into some operator variants of Nokia’s mobile devices.

Importing the antivirus software into the mobile device is an easy solution for the user. Once the antivirus client has been installed in the device, the user only needs to activate the antivirus update service.

“Easy discovery and activation are critical to the adoption of antivirus service. The cooperation with Nokia is a great addition to our offering. By combining our automatic antivirus solution with the enhanced security features of Nokia’s smartphones, we can provide a competitive solution against harmful content,” said Antti Vihavainen, Vice President, Mobile Security, F-Secure.

“As the market leader, Nokia is determined to be active in the development of security controls and preventive measures against malicious software. Providing antivirus software such as the F-Secure antivirus clients for select devices is a natural step in our aim to bring the most advanced security features into S60-based smartphones,” said Seppo Laukkanen, Vice President, Product Management, Nokia.

F-Secure Mobile Anti-Virus provides increased real-time, on-device protection against harmful content with automatic over-the-air antivirus updates. It is the world’s first and most widely available mobile operator antivirus service. The new F-Secure Mobile Anti-Virus 3.0 supports devices based on Symbian OS v9 and the S60 3rd Edition platform.

The S60 platform, built on Symbian OS, is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 platform allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information about S60 news and community, please visit www.s60.com.

About F-Secure

F-Secure Corporation protects consumers and businesses against computer viruses and other threats from the Internet and mobile networks. We want to be the most reliable provider of security services in the market. One way to demonstrate this is the speed of our response. According to independent studies in 2004 and 2005 our response time to new threats is significantly faster than our major competitors. Our award-winning solutions are

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available for workstations, gateways, servers and mobile phones. They include antivirus and desktop firewall with intrusion prevention, antispam and antispyware solutions, as well as network control solutions for Internet Service Providers. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999, and has been consistently growing faster than all its publicly listed competitors. F-Secure headquarters are in Helsinki, Finland, and we have regional offices around the world. F-Secure protection is also available as a service through major ISPs, such as France Telecom, TeliaSonera, PCCW and Charter Communications. F-Secure is the global market leader in mobile phone protection provided through mobile operators, such as T-Mobile and Swisscom and mobile handset manufacturers such as Nokia. The latest real-time virus threat scenario news are available at the F-Secure Data Security Lab weblog at http://www.f-secure.com/weblog/

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

F-Secure Corporation

Antti Vihavainen

Vice President, Mobile Security

Tel. +358 40 523 3880

E-mail: Antti.vihavainen@f-secure.com

Nokia, Technology Platforms

Communications

Tel. +358 7180 36376

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 10, 2006

Nokia completes acquisition of Intellisync

Company committed to maintaining support for synchronization and mobile connectivity to applications on non-Nokia devices and multiple device platforms like Palm OS and Windows Mobile

New York, NY, USA –Nokia (NYSE: NOK) today announced it has completed its acquisition of Intellisync, a leader in platform-independent wireless messaging and applications for mobile devices. As a result of the acquisition, Intellisync common stock is no longer publicly traded and each share of Intellisync common stock has been converted into the right to receive $5.25 in cash.

The transaction will enhance Nokia’s ability to respond to customer needs and effectively puts Nokia at the core of any mobility solution for businesses of all sizes. Intellisync’s entire product range will continue to be sold under the Intellisync name as part of Nokia’s business mobility solutions software business line within its Enterprise Solutions business group.

“This acquisition puts Nokia in an unparalleled position in the business mobility market,” said Mary McDowell, executive vice president and general manager, Nokia’s Enterprise Solutions business group. “By combining the existing Nokia offerings with the leading software, synchronization and device management solutions from Intellisync, we are able to connect practically any device built on any platform, to any data source, application or network.”

“Broad connectivity and application support for a multitude of device manufacturers and platforms is absolutely critical to the uptake of mobility in the business world,” continued McDowell. “The reality is that employees use a variety of devices and applications today, and many companies are challenged to provide those employees with the ability to connect to corporate information and applications like email. We know that we can drive the development of the market by continuing to work closely with our partners and redefine the way people and businesses communicate.”

With the completion of this acquisition, the Intellisync team becomes part of Nokia’s Enterprise Solutions business group, led by Mary McDowell, executive vice president and general manager.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share and prices, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion and cost management; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5) our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6) the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the

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mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12) inventory management risks and ramping up or down production at our facilities, which result from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12-22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia, Enterprise Solutions,

Megan Matthews

Tel. +1 914 368 0439

E-mail: megan.matthews@nokia.com

Nokia

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E-mail: press.office@nokia.com

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Nokia

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www.nokia.com

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PRESS RELEASE

February 13, 2006

Vodafone and Nokia work together to increase the use of S60 as a standard software platform

Collaboration between Nokia and Vodafone expands the potential market for S60

3GSM World Congress 2006, Barcelona, Spain/Espoo, Finland – Nokia Corporation and Vodafone have today announced that they are collaborating to strengthen the S60 software platform’s role in Vodafone’s device portfolio. The collaboration will help Vodafone to offer new services more quickly to its customers by increasing the use of S60 as a standard software platform for mobile handsets worldwide.

“Standardisation of handset software platforms across mobile phone manufacturers offers significant opportunities for Vodafone. We will be able to reduce time to market for new products and services and help customers take up new services more quickly. The fact that Nokia is developing the S60 platform in close co-operation with us further enhances our ability to offer innovative and consistent new services in a competitive and efficient way,” said Dirk Wierzbitzki, Deputy Director of Terminals, Vodafone Group.

S60 offers Vodafone the leading technologies in customization, extensive support for new mobile services, and the baseline for best in class user experience. S60 customization capabilities, proven by strong track record in satisfying operator needs, help Vodafone to differentiate their services and applications. Together with the S60 community, Vodafone will also be able to enhance user interfaces (UI) of mobile devices.

“We are very pleased with Vodafone’s choice of S60 as a preferred device software platform. This collaboration is an important step towards increased service differentiation and innovation speed for the whole industry. S60 platform offers a rich application suite, great extensibility and ease-of-use for multimedia, imaging and business services. High priority is given to the customization and application development needs of the operators,” said Matti Vänskä, Vice President, Mobile Software Sales and Marketing, Nokia.

Nokia and Vodafone will develop a Vodafone-specific software complement on top of the S60 platform. The collaboration also includes the expansion of the licensee base and increased portfolio penetration through open roadmap governance and establishes a strong independent brand position for both the S60 software and the supporting developer activities. In addition, Nokia and Vodafone are working jointly to promote independently licensable reference designs from semiconductor vendors to enable shorter time to market for new S60 devices.

According to Nokia estimates, the total smartphone industry volume reached approximately 46.3 million units in 2005, compared to an estimated 20.6 million units in 2004. Nokia alone will have cumulatively shipped more than 50 million S60 enabled devices by the end of February 2006 (Nokia, February 2006).

© Vodafone Group 2006. Vodafone is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

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About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About S60

The S60 built on Symbian OS, is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 platform allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information about S60 news and community, please visit www.s60.com.

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 31 countries, serving over 179 million proportionate customers. Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, email, chat, location-based services, games and shopping to customers’ mobile devices.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 28244

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Vodafone

Media Relations:

Tel. +44 1635 664444

Email: groupmediarelations@vodafone.com

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at:
www.nokia.com/3gsm/press

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PRESS RELEASE

February 13, 2006

Nokia extends portfolio to facilitate 3G deployments around the world

Nokia Flexi WCDMA Base Station to support large portfolio of frequency bands

3GSM World Congress 2006, Barcelona, Spain/Espoo, Finland – Nokia, a leader in WCDMA contracts and deployments, today announced new frequency variants for its small and modular Nokia Flexi WCDMA Base Station. The base station, showcased at the 3GSM World Congress, is on track for commercial deliveries in the latter half of 2006. The wide choice of frequencies covered by Nokia Flexi WCDMA Base Station will enable 3G operators all over the world to build cost-efficient 3G networks.

The Nokia Flexi WCDMA Base Station will be available for the IMT-2000 frequencies 2100 MHz, 1700 MHz, 1800 MHz and 1700/2100 MHz in the second half of 2006. In the first half of 2007, further frequencies, including 850 MHz, 900 MHz and 1900 MHz will be available, whereafter other frequencies will be added based on market need.

Live video calls on the Nokia Flexi WCDMA Base Station, using a commercially available Nokia 3G device, will be demonstrated on Nokia’s stand in hall 8 at the Fira de Barcelona. The Nokia Flexi WCDMA Base Station is a high capacity base station, which is small, lightweight, modular, future proof and capable of generating up to 70 percent savings in base station site costs.

Nokia is showing its leadership in High Speed Packet Access (HSPA) with over 20 contracts to supply High Speed Downlink Packet Access (HSDPA), a technology providing enhanced capacities and speeds e.g. for 3G applications such as mobile e-mail and streamed mobile TV. As a simple software upgrade to Nokia WCDMA, Nokia has already delivered HSDPA software to a sizeable number of customers. HSDPA is now commercially available from Nokia and at the conference Nokia demonstrates the next step, its innovative flat architecture Nokia Internet-HSPA solution, to operator customers. Nokia Internet-HSPA provides high-speed mobile data access with wide area coverage for data intensive mobile business and consumer applications, as well as VoIP.

“Increasing numbers of operators are realising the revenue opportunities offered by 3G and are devising creative service packages to suit their customers’ needs. We believe the large portfolio of 3G WCDMA frequencies supported by Nokia can help operators around the globe build fast, efficient 3G networks,” said Robin Lindahl, Vice President, Radio Networks, Nokia. “Nokia’s commitment to 3G and its evolution, HSPA, is underscored by innovations such as the Nokia Flexi WCDMA Base Station and Nokia Internet-HSPA.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

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Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

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PRESS RELEASE

February 13, 2006

Full steam ahead for Nokia’s Services business unit

Further growth seen in Managed Services, Consulting & Integration and Service Management

3GSM World Congress 2006, Barcelona, Spain/Espoo, Finland – After a successful first year that included a number of breakthrough contracts across the globe, Nokia’s Services business unit has set its sights on further growth in 2006 as it helps operators cope with fierce competition and provides them with the right tools to differentiate their offerings and grow their business.

“We are proud of our achievements in our first year as a business unit. Thanks to significant double-digit revenue growth in 2005, Services now comprises over 30 percent of revenues in the Networks business group, and over one-third of Networks’ personnel,” says Bosco Novak, Senior Vice President for Services, Networks, Nokia.

“This solid foundation gives us a good start for 2006, and we are expecting growth especially in the areas of Managed Services, Consulting and Integration and Service Management. We remain committed to helping operators get the most out of their networks, and our business solution portfolio is second to none in the industry,” Novak said on the eve of the 3GSM World Congress in Barcelona.

Seeking to tap close to 20 years experience in the Services business and better capitalize on the growing business trend, Nokia established its Services business unit in Networks at the start of 2005. Since then, it has notched a number of significant milestones including:

• A managed services contract with Hutchison Essar that will see Nokia take on over 600 personnel

• A consulting and integration project with China Mobile in Guangdong for one of the world’s largest mobile browsing delivery platforms

• TIM Italy selected Nokia’s Integrated Provisioning Solution for IMS subscriber authentication and device management

• A push to talk hosting contract with mobilkom austria

• An agreement with Kuwait’s Wataniya Telecom that will see Nokia’s extendible open-standard provisioning solution used for all voice and data services

• The decision to open a Nokia Global Networks Solutions Center in Chennai, India

“This expanding Services footprint shows we are gaining ground and helping to unlock business value for operators by optimizing capital employed, reducing operating expenses, retaining subscribers, generating new growth and managing risks,” Novak said.

Nokia provides a full range of support and services to help operators differentiate and innovate their mobile offerings. Nokia leads the service management market with over 80 customers globally, and is a leader in the managed services market with 36 agreements in 28 countries. Nokia also has 350 complex systems integration projects globally, and has delivered its unique Nokia NetActä network management solution to more than 300 customers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

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PRESS RELEASE

February 13, 2006

Nokia wins convergent charging solution contract from Hutchison Telecom Indonesia

Managed Services also included; agreement highlights Nokia’s multivendor integration capability

Espoo, Finland – Indonesian operator PT Hutchison CP Telecommunications (‘Hutchison Telecom Indonesia’, ‘the Company’), a joint venture between Hong Kong-based Hutchison Telecommunications International Limited (‘Hutchison Telecom’) and the CP Group of Indonesia, has awarded Nokia with a convergent charging solution contract that will see it provide, integrate and manage an innovative network solution for Hutchison Telecom Indonesia.

The solution will cover key call control functions and integrate with the Company’s other business systems for pre- and post-paid customers. This integrated system will also handle both 2G and 3G customers, supporting Hutchison Telecom Indonesia’s strategy towards multiple market segments in Indonesia.

Deliveries have already started, and the system is scheduled to come on line in the second half of 2006.

“We are pleased to select Nokia as the prime integrator for this system, which we believe will support our differentiation in this dynamic marketplace,” said Dennis Lui, Chief Executive Officer, Hutchison Telecom.

“We’re delighted to partner with Hutchison Telecom Indonesia on this project, which reflects Nokia’s Services strength in consulting and integration as well as in managed services,” says Bosco Novak, Senior Vice President for Services, Networks, Nokia. “This contract underlines Nokia’s capabilities in providing and managing business solutions in convergent multivendor environments.”

Nokia provides a full range of support and services to help operators differentiate and innovate their mobile offerings, with close to 20 years’ experience in the field. Nokia has completed 350 complex systems integration projects globally, and is a leader in the managed services market with 37 agreements in 28 countries. Services comprises over 30 percent of revenues in Nokia’s Networks business group.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Hutchison Telecom Indonesia

PT Hutchison CP Telecommunications (“Hutchison Telecom Indonesia”, “the Company”)  is a joint venture by Hong Kong based Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX) and CP Group of Indonesia. The Company plans to launch nationwide GSM services in phases with 3G services overlaid in key cities in the second half of 2006.

“Hutchison Telecom Indonesia” is a subsidiary of Hutchison Telecommunications International Limited which currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

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Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 13, 2006

Nokia expands the scope of mobility

Internet calls on a Nokia phone made possible with the first Nokia UMA network solution

3GSM World Congress 2006,  Barcelona, Spain/Espoo, Finland - Today, at the 3GSM World Congress, Nokia unveiled three new devices; introduced its first UMA network solution; announced collaboration with Vodafone aimed at increasing usage of the S60 platform; launched additional frequency variants for the Nokia Flexi WCDMA Base Station; and announced a new cooperation agreement on DVB-H interoperability.

Nokia unveiled the Nokia 6131 and Nokia 6070 mid-range GSM camera phones, as well as the Nokia 6136 Unlicensed Mobile Access (UMA) device. The Nokia 6131 comes in a folding design and offers a 1.3 megapixel camera, while the Nokia 6070 comes in a classical form and offers basic camera phone capabilities at an affordable price point.

The Nokia 6136 UMA device, which can switch seamlessly between GSM and WLAN networks, offers users more reliable connectivity in homes or offices with poor cellular coverage. Nokia also launched a UMA network solution that enables operators to deliver cellular and data services to subscribers over WLAN access networks, thereby increasing mobile service availability. With both UMA network equipment and a UMA capable handset, Nokia is able to provide a complete end-to-end UMA offering.

In his keynote address at the event, Nokia Chairman and CEO Jorma Ollila spoke about how multiradio technologies are enhancing mobile communications. “We strongly believe that the technological developments announced here today will provide the basis for a future of faster, easier and more cost-effective mobile telephony services,” he said. “Complemented by emerging multiradio technologies, our devices and network solutions continue to offer an excellent user experience.”

Ollila also delivered some forecasts on Nokia’s device volumes in 2006. “We estimate that Nokia will sell approximately 40 million 3G/WCDMA devices this year,” he said. “We expect to ship close to 80 million devices with integrated music players, and more than 150 million devices with an integrated FM radio.”

In mobile software, Nokia and Vodafone announced that they are collaborating to expand the market for S60 as a multivendor platform. The agreement will increase the use of S60 as a standard software platform in Vodafone’s device portfolio. It will also enhance Vodafone’s ability to offer new services in a consistent, competitive and efficient manner.

In 3G/WCDMA networks, Nokia launched new frequency variants for its small and modular Nokia Flexi WCDMA Base Station. In the second half of 2006, the Nokia Flexi WCDMA Base Station will be available for the IMT-2000 frequencies 2100 MHz, 1700 MHz, 1800 MHz and 1700/2100 MHz. In the first half of 2007, more frequencies will be available, including 850 MHz, 900 MHz and 1900 MHz, with additional frequencies to be added later based on market need.

In the mobile TV domain, Nokia and Sony Ericsson announced their intention to cooperate on achieving interoperability in DVB-H enabled devices, and in multivendor mobile TV services and pilots from 2006 onwards. Both companies recognize DVB-H as the preferred technology for terrestrial digital broadcast mobile TV and are active in ongoing standardization and technology development.

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About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share and prices, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion and cost management; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5) our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6) the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12) inventory management risks and ramping up or down production at our facilities, which result from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12-22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at: www.nokia.com/3gsm/press

2

PRESS RELEASE

February 13, 2006

GSM and WLAN come together as Nokia introduces UMA-enabled Nokia 6136 handset

Nokia 6136 phone provides seamless voice and data mobility across GSM and WLAN networks

3GSM World Congress 2006, Barcelona, Spain/Espoo, Finland - Bridging two of the world’s most ubiquitous wireless standards - GSM and WLAN - the new Nokia 6136 phone integrates UMA (Unlicensed Mobile Access) technology to allow for seamless handover of voice and data connections between GSM cellular and WLAN networks. With the UMA technology found on the Nokia 6136, operators can deliver voice and data services to subscribers over WLAN access networks, dramatically increasing mobile service availability while decreasing the costs related to network deployment. Consumers, meanwhile, are able to enjoy the benefits of voice calls via the internet using WLAN radio access. The Nokia 6136 phone is expected to be available during the second quarter of 2006.

Orange, one of the world’s largest mobile communications companies, will be an initial customer for the Nokia 6136 phone.

“By bridging our GSM network and our DSL network - thanks to the WiFi enabled LiveBox, UMA technology allows FT/Orange to deliver a truly seamless wireless experience to our customers,” said Sanjiv Ahuja, Chief Executive Officer, Orange Group. “Nokia and Orange have a long history of working together to provide cutting-edge technology combined with exceptional reliability and ease of use. The Nokia 6136 phone builds on this tradition by allowing customers to enjoy their Orange services in more places than ever before.”

To accompany the UMA technology, the fold-style, quadband (GSM 850/900/1800/1900) Nokia 6136 also includes a wide array of the latest features. The 1.3 megapixel camera with 8x digital zoom provides crisp, clear images and video that can be easily messaged or uploaded to an online photo album for sharing with friends and family. The phone supports removable microSD memory card allowing for optional storage for a wide selection of favourite images or extensive number of digital music files for the integrated digital music player. A built-in stereo FM radio supporting Visual Radio complements the music experience.

“The Nokia 6136 phone clearly demonstrates the complementary nature of cellular and IP-based networks. By implementing UMA technology into this new device, worldwide quadband GSM coverage is combined with superior indoor WLAN coverage to create a device that can deliver an easy-to-use, seamless communications experience in virtually any situation,” said Kai Oistamo, Executive Vice President and General Manager, Mobile Phones, Nokia. “Besides the benefits that UMA technology can deliver, the Nokia 6136 handset is a powerful, user-friendly mobile phone that delivers all of the most wanted mobile features and excellent usability in a stylish folding design.”

The compact and lightweight Nokia 6136 phone features dual color displays, including a large 262k color active matrix main display, an integrated handsfree speakerphone and multiple messaging capabilities, including MMS, email, push to talk and Nokia Xpress audio messaging. The Nokia 6136 phone also delivers excellent operating times in both GSM and UMA modes, with up to 5 hours of talk time and up to 280 hours of standby time in GSM mode and up to 5.5 hours of talk time and up to 82 hours of standby time in UMA mode.

The Nokia 6136 also includes a new DARP (Downlink Advanced Receiver Performance) radio receiver, which enhances the radio performance of the device. Studies from 3GPP have indicated that DARP

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increases the operator network capacity by 40-70 per cent. For consumers, DARP brings improved voice quality and higher data throughput.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Orange

Orange and wirefree and any other Orange product or service names included in this material are trademarks of Orange PCS. The Orange group is one of the world’s largest mobile communications companies and a subsidiary of the France Telecom group, with operations in 17 countries across Europe and beyond as at the end of September 2005. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. Within the Orange Group, the Orange brand operates in the UK, France, Poland, Switzerland, Romania, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana, and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus) and in Austria (One). As at the end of June 2005 Orange had 14.46 million active customers in the UK, and over 21.4 million registered customers in France. As at the end of June 2005, and not including customers in Poland (8.02 million customers), Orange controlled companies had over 56.1 million customers worldwide. Orange, along with TIM, Telefonica and T-Mobile, is a founding member of the FreeMove alliance. Further information about Orange can be found on the Orange website at www.orange.com.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at:
www.nokia.com/3gsm/press

2

PRESS RELEASE

February 13, 2006

Nokia adds two feature-rich handsets to growing mid-range portfolio

Nokia 6131 offers sophisticated style and excellent performance in folding design

3GSM World Congress 2006, Barcelona, Spain/Espoo, Finland - At 3GSM World Congress in Barcelona, Nokia today introduced the new Nokia 6131 and Nokia 6070 camera phones, further strengthening its highly successful portfolio of mid-range, feature-rich handsets. The stylish Nokia 6131 phone presents an innovative folding design and an extensive feature set, including a 1.3 megapixel camera and high-quality display offering up to 16 million colors. On the other end of the portfolio spectrum, the classically styled Nokia 6070 represents Nokia’s most accessible camera phone. Both the Nokia 6131 and Nokia 6070 are expected to begin shipping in the second quarter of 2006.

“Both the Nokia 6131 and Nokia 6070 underline Nokia’s continuous commitment to offer consumers a variety of innovative products to choose from, based on their individual needs and lifestyle,” says Kai Oistamo, Executive Vice President and General Manager, Mobile Phones, Nokia. “While providing diversity in functionality and design, the Nokia 6131 and Nokia 6070 share the key elements which have made classic Nokia phones so popular ☐ superior usability and a broad feature set in a contemporary design.”

Nokia 6131

With its extensive, easy-to-use feature set, the Nokia 6131 is poised to become a modern classic. This sophisticated phone pays careful attention to ergonomics, both in its compact, slim folding design and elegantly spaced keypad. Even the black soft touch paint and chrome accents make this model pleasant to the eye and the touch. At the press of a button, the phone gently opens revealing a large, high-resolution true color QVGA display that supports 16 million colors, ideal for viewing rich multimedia content. Additionally, the cover display offers 262K colors.

As part of its comprehensive feature set, the Nokia 6131 allows consumers to enjoy their favourite music with the built-in digital music player and FM stereo radio supporting Visual Radio. Capturing and sharing images is easy with the Nokia 6131 phone’s 1.3 megapixel camera, featuring a dedicated camera button and 8x digital zoom. Both the main and cover displays can be used as viewfinder.

Other features include:

• Bluetooth wireless technology

• Email client supporting attachments

• Memory card slot for hot-swappable microSD memory card

• Nokia Xpress audio messaging and push to talk connectivity

The quadband Nokia 6131 (GSM/EDGE 850/900/1800/1900) is expected to be available to customers in European, Asian, African and select Latin American markets in the second quarter of 2006 at an estimated retail price of 275 EUR, excluding taxes and subsidies. A version for North American markets will be announced later in 2006.

Nokia 6070

With its familiar Nokia design, the Nokia 6070 offers basic camera phone capabilities and stereo FM radio at an affordable price point. The easy-to-use and reliable handset offers excellent usability with its

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large color display and clear keypad layout, combined with the intuitive and well-known Nokia Series 40 user interface.

The Nokia 6070 presents a solid range of functions for easy messaging, including SMS, MMS, Nokia Xpress audio messaging, email and instant messaging. Voice communication features include push to talk, voice recorder and an integrated handsfree speaker, complemented by an infrared interface. XHTML browser enables easy browsing for news and uploading images and videos for sharing using fast EDGE data communication. For additional entertainment, the phone comes with a stereo FM radio and supports true tones, MP3 and polyphonic MIDI ringing tones.

The triband Nokia 6070 (E)GSM 850/1800/1900 or (E)GSM 900/1800/1900) is expected to be available in the second quarter of 2006 at an estimated retail price of 135 EUR, excluding taxes and subsidies .

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at: www.nokia.com/3gsm/press

2

PRESS RELEASE

February 13, 2006

Nokia takes the lead in converging networks

Launches Nokia Unlicensed Mobile Access (UMA) Solution

3GSM World Congress 2006, Barcelona, Spain/Espoo, Finland - At the 3GSM World Congress in Barcelona, Nokia is launching its Unlicensed Mobile Access (UMA) network solution, along with a variety of other solutions for operators and service providers to enhance network operation and enhance customer satisfaction.

As a key part of the Nokia Unified Core Network solution for converging networks, UMA technology enables the use of broadband and unlicensed access technologies, such as WLAN (WiFi) to offer and expand mobility to users of voice and data services. UMA can also be a useful approach to extending GSM indoor coverage.

The Nokia offering combines network equipment and an UMA capable handset to create a complete end-to-end solution. At Barcelona, Nokia will also be launching its newest UMA capable phone, the Nokia 6136, and giving a live demonstration of UMA calls. The Nokia UMA solution will be available in the second quarter 2006.

“Our approach to UMA clearly demonstrates Nokia’s solid advantage in providing complete solutions that encompass networks, terminals and system integration,” says Roberto Loiola, Vice President, Networks, Nokia. “This move is in step with our Fixed-Mobile Convergence strategy, which is all about bringing mobility, simplicity, and personalization to new customers, regardless of the kind of network they are accessing.”

Nokia is also launching a new release of the Nokia IP Multimedia Subsystem (IMS), building on successful deployments of Nokia IMS applications such as Push to talk over Cellular and Video Sharing. Nokia IMS Release 2.0 now brings VoIP and real-time multimedia also for fixed networks. Nokia IMS 2.0 release is compliant with 3GPP IMS specifications, as well as with the Next Generation Network architecture defined by ETSI TISPAN. It will be available in the second half 2006.

“Nokia is the undisputed leader in mobile softswitching and IMS for fixed and mobile networks, which are cornerstones of the Nokia Unified Core Network solution for converging communications,” adds Loiola. “The products we are showing in Barcelona all benefit from the synergies that come from uniting the best of both the packet and circuit switching worlds.”

In addition to UMA and IMS, Nokia is introducing other products to benefit network operators and subscribers. These will all begin shipping in the second half 2006.

The Nokia Subscriber Data Repository (NSR), a new database product, is a key component of the Nokia Dynamic HSS, a completely new register architecture solution for consolidating all existing database registers into a single database for real-time provisioning and management. The Nokia Combi SGSN, likewise streamlines operators’ packet-core networks by handling both 2G and 3G mobile packet data in a single network element, providing operators with a smooth evolution from the field proven Nokia 2G SGSN in order to secure overall investment. The Nokia LBS Push service adds push functionality to Nokia’s mPosition location based service solution. It allows users to be alerted by messages when they are near people or places of interest to them.

Nokia is also launching new versions of its Flexi Intelligent Service Node (ISN) and Browsing Gateway solutions. Release 3 of the Nokia Flexi ISN adds support for operators who want to offer 3G

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as an alternative for residential broadband access and multi-access based on Native IP (an alternative to UMA access). Nokia Browsing Gateway 2.0 improves the speed, convenience and security of operators’ browsing service.

With MSC Server Systems representing over 75% of Nokia’s switch deliveries and with over 80 customers, Nokia has delivered the majority of the world’s commercial 3GPP compliant mobile softswitches. Nokia is also the front runner in IMS for fixed and mobile networks, with over 70 references for IMS solutions, such as Push to talk over Cellular and video sharing. Nokia has taken the lead in fixed mobile convergence, with 11 network customers. Nokia has also delivered packet core networks to over 110 operators worldwide, including over 50 deals for carrier-grade, service aware packet data, of which 18 are based on the Nokia Flexi ISN introduced in 2005.

Notes to the editor

UMA is 3GPP Release 6 technology that allows mobile users to access GSM voice and data services over their broadband connections in homes or hotspots. UMA capable handsets use unlicensed access technologies, such as WLAN (WiFi) and Bluetooth, to connect to wireless access points. The Nokia solution provides network operators with the UMA Network Controller (UNC) that links their broadband and GSM networks. It allows operators to provide an alternative access method to fixed telephony, dramatically increasing mobile service usage.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at: www.nokia.com/3gsm/press

2

PRESS RELEASE

February 13, 2006

PT MECA, SCTV and Nokia Cooperate to Pilot Broadcast Mobile TV over DVB-H Technology in Indonesia by 2H2006

Bringing living room entertainment into the hands of consumers

3GSM World Congress 2006, Barcelona, Spain/Espoo, Finland - Global mobility player Nokia and EMTEK (Elang Mahkota Teknologi) Group, an emerging player in Indonesia’s fast-growing TMT (Telecommunication, Media, and Technology) sector through its subsidiaries PT Mediatama Citra Abadi (PT MECA) and PT Surya Citra Televisi (SCTV) today announced a cooperation to conduct a Mobile TV consumer pilot in Indonesia by the second half of 2006.

PT MECA is the main aggregator of the audio-visual content offering and the broadcast platform operator, while SCTV is the broadcast content provider, and Nokia will supply the Mobile Broadcast Solution as well as the Nokia N92 DVB-H enabled devices for the consumer pilot.

Scheduled to start from the second half of 2006 for six months, the pilot will enable the parties involved to accurately assess the viability of Mobile TV service in Indonesia. It will test the reception quality of the broadcast coverage, as well as explore the options of supporting different service schemes (advertising, subscription-based, and interactive services); and most importantly to gauge consumer expectations of the service going forward – all essential considerations towards bringing the service commercial in the future.

The pilot will use Digital Video Broadcast - Handheld (DVB-H) technology, a robust broadcast technology now used to support several extensive field trials globally. DVB-H technology is chosen based on its merit to support mobility, small screens, indoor coverage, optimized use of battery and in-built antenna that are specific to handheld devices such as mobile phones.

With this announcement, Indonesia becomes one of the leading countries in Asia to deploy Mobile TV – bringing the Indonesian consumers a step closer to watching their favorite TV programs on their mobile devices.

“We are excited and looking forward to leverage our technological know-how and content expertise, together with Nokia’s leading edge mobile technology in setting a new trend for Indonesian consumers’ TV viewing experience. This cooperation will serve as an important milestone in fulfilling EMTEK Group’s vision in the multimedia domain. Equally important, we believe that this service will encapsulate other social merits by contributing to the educational development of the nation,” said Eddy Sariaatmadja, Chairman of EMTEK Group.

“The business environment today is becoming more complex and competitive. The formula towards staying ahead lies in the ability of a company to identify and offer unique experiences to the larger audiences. Mobile TV offers that unique consumer experience based on its element of newness and untapped potential in the market. MECA is positive about the service potential and is glad to take the leading position in fronting Mobile TV in Indonesia,” added Ery Hartanto, Director of MECA.

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“Today, PT MECA and SCTV put Indonesia on the global map with DVB-H. The imminent possibility of watching live television on your mobile device heralds the future of convergence between broadcast and mobile services. It will help pave the way forward with myriad opportunities that exist for broadcasters and mobile operators in the Mobile TV ecosystem in Indonesia. We are very excited to be part of this initial consumer pilot and eventually to bring Mobile TV to the dynamic Indonesian market,” said Jawahar Kanjilal, Director, Multimedia Experiences, Nokia Asia Pacific.

In the Asia Pacific last year, Nokia spearheaded several Mobile TV showcases such as in Singapore (with Mediacorp & M1) and Malaysia (Astro & Maxis), as well as participated in industry-wide events showcasing simulcast Mobile TV content with players in the media and entertainment industry. Nokia is also in the midst of a 12-month DVB-H trial started last July with the Bridge Networks & Telstra in Australia for consumers based in Sydney.

DVB-H has been adopted by the European Telecommunications Standards Institute (ETSI) as the Mobile Broadcasting Technology standard and many other regions of the world are expected to follow suit once their own trials are concluded.

In January 2006, Nokia, along with leading wireless and entertainment companies in the United States, formed the Mobile DTV Alliance – a new organization created to promote the growth and evolution of Digital Video Broadcasting – Handheld (DVB-H), which is an open standard for broadcast digital TV reception on mobile devices.

What is Mobile TV Broadcasting?

Mobile TV Broadcasting allows the user to watch their favorite TV programs such as dramas, news, music, sports and documentaries on their mobile device. The service works by receiving a digital TV broadcast signal optimized for mobile devices from the air in much the same way as televisions at home do. Channel guides will also be broadcast allowing users to keep abreast of the latest programs on air. Broadcast Mobile TV is not the same as a streaming video service over 3G or GPRS where each recipient gets a separate copy of the program stream. Rather, one simultaneous TV stream can be received at any time by any number of users enjoying high picture quality and low battery power consumption.

More information about Mobile TV can be obtained from www.nokia.com/mobiletv

About EMTEK Group

Established in 1983, EMTEK Group has grown into a business conglomeration with business focus in the fields of telecommunications, information technology and multimedia solutions and services in Indonesia’s fast growing TMT sectors. These business interests take place in the forms of multimedia & E-commerce operators, telecommunications operators, data & telecommunication infrastructure providers, IT systems integrator, and telecommunication retail and distribution support. Going forward, EMTEK Group strives to continuously seek to expand its business horizon within the TMT paradigm to become the most innovative and preferred multimedia services and IT solution provider in the region.

More information about EMTEK Group can be obtained from www.emtek.co.id

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About SCTV

Founded in 1990 as a local FTA (free-to-air) TV station, SCTV has emerged as the second leading nation-wide station with area of coverage in 250 cities serving 160+ million population within the Indonesian archipelago. SCTV holds the exclusive rights for the Indonesia TV and radio broadcast of the 2006 FIFA World Cup. SCTV launched its video streaming services in 2001 and pioneered 3G trials through CDMA 2000-1x and GSM platforms in mid 2005. SCTV continually develops and refines its potentials and capabilities in order to position itself as the favorite TV station preferred by all family members.

More information about SCTV can be obtained from www.sctv.co.id

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

PT ELANG MAHKOTA TEKNOLOGI

Lidya

Tel. +62 21 5799 4202

E-mail: lidya@bit.net.id

PT MECA (Mediatama Citra Abadi)

Chris H. Tedjo

Tel. +62 21 2525268

E-mail: chris@mediatama.tv

Nokia, APAC

Communications

Annette Pau / Felicia Yeo

Tel: +65 6723 2439 / +65 6723 1810

E-mail: communications.apac@nokia.com

www.nokia-asia.com

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at: www.nokia.com/3gsm/press

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PRESS RELEASE

February 13, 2006

Sony Ericsson and Nokia to co-operate on DVB-H interoperability

3GSM World Congress 2006, Barcelona, Spain/Espoo, Finland - Sony Ericsson and Nokia today announced their intention to co-operate to achieve interoperability in DVB-H enabled devices and secure multivendor mobile TV services and pilots from 2006 onwards. There are going to be a multitude of technologies that will enable consumers to access different types of content over mobile phones. Sony Ericsson and Nokia recognize DVB-H as the preferred technology for terrestrial digital broadcast mobile TV, with both parties being active in ongoing standardisation and technology development to enable an improved mobile TV experience for the consumers.

To secure interoperability in multi-vendor mobile TV service pilots, the Open Air Interface implementation guidelines, publicly available on the web (www.nokia.com/mobiletv), will be used. Current and future technologies within related standardisation bodies will be reflected in future releases of the OAI implementation guidelines and compatible products.

“Sony Ericsson believes that mobile TV will be a key growth area for the mobile phone industry in terms of handsets, applications, content and services.  With our unique background in telecommunications and audio visual technology, we are ideally positioned to take advantage of these new exciting business opportunities” said Mats Lindoff, Chief Technology Officer, Sony Ericsson. “We are pleased to announce this co-operation with Nokia on developing DVB-H interoperability as we believe this will be one of the key technologies driving the mobile TV market in the future.”

“Availability of interoperable DVB-H enabled mobile devices is crucial in opening up the mass market for broadcast mobile TV,” says Ilkka Raiskinen, Senior Vice President, Multimedia Experiences, Nokia. “We are delighted to see that the Open Air Interface (OAI) implementation guidelines which we published in August 2005 can serve as a concrete starting point for interoperability. We are confident that DVB-H will be the technology that enables the best broadcast TV experience on mobile devices.”

DVB-H technology complements existing operator networks, optimizing capacity and quality. It offers consumers the chance to enjoy high quality terrestrial digital broadcasts along with voice telephony and internet access all in a single device. Broadcast mobile TV will offer new business opportunities for mobile service providers, content and broadcast companies, infrastructure and handset manufacturers as well as technology providers.

The feedback from different mobile TV pilots has been promising. The recent interim results from the Oxford Mobile TV Trial showed that there is clear consumer demand for the service and that 83% of the pilot participants are satisfied with the end-to-end service provided.

Notes to the editors

DVB-H technology enables the TV service you are familiar with at home to be broadcast to your mobile device. DVB-H provides the best user experience in the mobile environment with excellent picture and reduced battery consumption. Up to 50 TV channels can be delivered with low cost, over one network. With extensive pilots of broadcast mobile TV currently taking place across the globe, involving leading broadcasters, mobile operators, broadcast network operators and handset manufacturers, the market for commercial broadcast services is expected to spread during 2006.

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The Open Air Interface (OAI) 1.0 implementation guidelines which Nokia published in August 2005 are availabe at www.nokia.com/mobiletv. The Open Air Interface is based on existing DVB-H standards and specifies how mobile TV devices connect with the DVB-H network and the servers of the overall mobile TV service infrastructure. The OAI specification was published to enable multivendor interoperability in the mobile TV industry.

About SonyEricsson

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson is the global title sponsor of the Women’s Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.sonyericsson.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Sony Ericsson

Corporate Communications

Tel. +44 208 762 5862

E-mail: press.global@SonyEricsson.com

Nokia, Multimedia

Communications

Tel. +358 7180 45725

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.sonyericsson.com

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at: www.nokia.com/3gsm/press

2

PRESS RELEASE

February 13, 2006

Avaya Extends Enterprise Mobility to Nokia Series 80 Smart Phones at 3GSM World Congress

At premier global event, the company announces Avaya Communication Manager application for Nokia 9300/9300i enterprise smart phones

3GSM World Congress 2006, Barcelona, Spain/Espoo, Finland – Avaya (NYSE:AV) and Nokia (NYSE: NOK) today announced that its flagship IP telephony software, Avaya Communication Manager now supports the popular Nokia Series 80 smart phones, such as the Nokia 9300 and the Nokia 9300i enterprise smart phones and the Nokia 9500 Communicator. This lets workers use a single mobile device that contains key functions usually found on a desktop business phone, and that keeps users easily accessible wherever they go. The capability provides businesses with a greater choice of business communication applications for mobile workers regardless of their location, access technology or communication device, enabling them to collaborate and respond rapidly to customers and colleagues. The Communication Manager application for the Series 80 complements Avaya’s existing support for the Nokia Series 60 smart phones which has been deployed by customers worldwide since 2005.

Avaya, a leading global provider of business communication applications, systems and services, is the first vendor to build and deploy enterprise fixed-mobile convergence (FMC) systems and applications which enable businesses to achieve more effective mobile communication.

“IP telephony and mobility have individually transformed the communications market and provided benefits for enterprises across all geographies, sizes, and verticals,” said Lars Vestergaard, research director, IDC EMEA Wireless and Mobile Communications. “Strong growth in these markets will be fuelled even further by fixed/mobile convergence, which will deliver easily integrated and managed solutions that will enable employees to stay connected any time, any where and at the lowest cost. It is still early days for these applications and devices, but dynamic enterprises can already take advantage of the obvious possibilities offered.”

Nokia’s Series 80 enterprise smart phones can be equipped with Avaya Communication Manager software, enabling the phone users to be accessible via one business number and use a single voicemail system whether they are in the office or mobile. Irrespective of their work locations, users have access to the same enterprise communication capabilities found in the office such as call conferencing , transfers, call recording, abbreviated dialing, all levering the corporate IP network. Also, the application allows users to switch between personal and business calls, avoiding the need to manually separate the different calls for billing purposes.

“Integrating Avaya’s mobility application into mobile devices, gives businesses a powerful and cost-effective tool that enables workers to remain highly productive – and always accessible – wherever they go,” said Geoffrey Baird, vice president and general manager, Communication Appliances Division. “Collaborating with an industry leader like Nokia further extends Avaya’s leadership in mobility, enabling us to help businesses maximise the potential of IP applications for more intelligent communication.”

Jaakko Olkkonen, Nokia’s General Manager of Enterprise Voice Solutions, said, “We have been working together with Avaya in bringing IP and mobile telephony together, freeing people from their desks without sacrificing the enterprise features available to the end user.. Extending the Avaya Communication Manager to Series 80 smart phones is yet another example of intelligent communication at work. We are delighted to demonstrate the latest results of our continued cooperation with Avaya.”

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Global availability of IP telephony over GSM from Nokia’s S60 smart phones will be extended to the Nokia series 80 smart phones by the summer.

About Avaya

Avaya Inc. designs, builds and manages communications networks for more than one million businesses worldwide, including over 90 per cent of the FORTUNE 500®. Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol (IP) telephony systems and communications software applications and services.

Driving the convergence of voice and data communications with business applications - and distinguished by comprehensive worldwide services - Avaya helps customers leverage existing and new networks to achieve superior business results. For more information visit the Avaya website: www.avaya.com. Please note there is an optimised WAP version of the Avaya website for mobile users at: www.avaya.com/wireless

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Avaya

Daniel Bausor

Tel. +44 1483 308992

E-mail: Dbausor@avaya.com

Natalie Chak

Tel. +44 207 386 4849

E-mail: Natalie.chak@fireflycomms.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2006 related Nokia press releases, product photos, event photos and broadcast material are available at: www.nokia.com/3gsm/press

2

PRESS RELEASE

February 14, 2006

Nokia and CSL demonstrate seamless HSDPA-EDGE service continuity

Hong Kong, China – CSL and Nokia have demonstrated the industry’s first seamless service continuity between HSDPA and EDGE networks. In practice, this means seamless hand-overs from HSDPA to EDGE and back without service interruptions. The demonstration affirms Nokia’s leadership in multiradio network interworking and shows CSL’s drive to provide high-quality data services to its customers.

With the Nokia HSDPA and EDGE solutions, CSL can offer its customers data services such as fast Internet access, rapid email and high-quality video streaming. The demonstration took place as part of HSDPA testing in CSL’s live network using Nokia’s HSDPA solution.

The service continuity between the HSDPA and EDGE networks was demonstrated with large file downloads with commercially available HSDPA/EDGE datacards. During the test download speeds of 1.6 Mbps were steadily achieved in HSDPA.

After moving away from the HSDPA coverage area the service was seamlessly handed over to EDGE and continued at 200 kbps download speed. The same performance was also achieved when the download started in EDGE and upgraded to HSDPA as soon as the HSDPA coverage was available again. In addition to offering high-quality services to consumers using a multiradio network, this smooth system change allows CSL very flexible HSDPA roll-out possibilities.

“The quality of the voice and data services that we offer to our customers has always been extremely important to CSL,” says Adam Wong, Director, Mobile Networks at CSL “With Nokia’s HSDPA solution and optimization experience of both companies, we can make sure that our customers enjoy seamless high-speed services once we launch HSDPA commercially.”

“Nokia is strongly committed to the multiradio evolution. We are pleased to continue our successful co-operation with CSL by supporting their success in 3G and smooth evolution towards HSPA,” says Robin Lindahl, Vice President, Networks, Nokia.

Nokia’s high-performing, cost-optimized HSDPA is a simple software upgrade to Nokia WCDMA networks, offering average data speeds of 1-2 Mbps in the first phase. Later HSDPA supports up to 14.4 Mbps according to the industry standard. Nokia is a leader in the multiradio market, with over 20 HSDPA contracts globally, 53 EDGE network references and supplying to over half of the commercial WCDMA/EDGE operators.

Nokia and CSL have been working together since 1991. Nokia has supplied CSL GSM/GPRS/EDGE and WCDMA 3G networks.

About CSL

CSL is a pioneer in the mobile communications market in Hong Kong. The Company launched its mobile services in 1983, and today operates a world-class GSM/WCDMA network through its mobile brands: 1O1O and One2Free. Pioneer to introduce HSCSD, GPRS, EDGE, MMS and video sharing service the Company launched 3G and Wi-Fi Service In December 2004. CSL is 100% owned by Telstra. For more information about CSL, please visit www.hkcsl.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Nokia is committed to long-term development and preferred partnership in China. With strong local R&D, manufacture and innovative technologies, Nokia has continuously strengthened its market position in China as a leading supplier of mobile devices and mobile networks. Nokia is one of the largest exporters in the Chinese mobile telecommunications industry. Nokia has six R&D units, four manufacturing sites and widespread operations in Mainland China, Hong Kong, Macao and Taiwan. The total number of Nokia employees in China area is over 6,000. www.nokia.com.cn

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 14, 2006

Nokia and Oracle collaborate on next generation telecommunication subscriber registers

Espoo, Finland - Nokia, the world leader in mobile communications, and Oracle, the world’s largest enterprise software company, today announced an agreement under which Nokia can use Oracle´s Carrier Grade Framework product offering in its next generation telecommunication subscriber register solution.  Subscriber registers are essential to maintain real-time information about mobile and converged network users.

Nokia plans to incorporate Oracle’s technologies into Nokia’s next generation telecommunication subscriber register solution. Nokia is today one of the leading suppliers of Home Location Register (HLRs), providing extremely reliable systems and the highest transaction capacities for the subscriber database needs of telecom networks.

Nokia will build on its strong HLR capabilities and enhance its existing register solutions to cover all requirements for real-time subscriber data demanded by existing and new services in both mobile and converged networks.

“Nokia is already the world leader in 3GPP Release 4 mobile softswitches, HLR, and IP multimedia solutions,” said Christian Fredrikson, Vice President, Networks, Nokia. “And developing a single on-line subscriber register solution is the natural next step in the evolution of our register offering.  With this cooperation, we and Oracle join forces to establish a winning solution for mobile and converged operators. The solution will provide greater flexibility in creating new subscriber services, enhanced capabilities for subscriber provisioning, and increased savings in operational costs.”

“Collaborating with Nokia on its single on-line subscriber register solution enables us to provide telecom operators and service providers with a cost-effective foundation for bringing exciting new services faster to market,” said Lars Wahlström, Vice President, Telecom & Media, Oracle Europe, Middle East and Africa. “The data management solution of Oracle Carrier Grade Framework is based on Oracle 10g and Oracle TimesTen In-Memory database technologies. It highlights the carrier grade features and options of these Oracle products, ideally suited for today’s Network Element Providers and ISVs developing next generation network solutions for the telecommunications industry.”

About Oracle

Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, visit our Web site at http://www.oracle.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

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Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Trademarks: Oracle, JD Edwards, PeopleSoft, and Siebel are registered trademarks of Oracle Corporation and/or its affiliates.

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PRESS RELEASE

February 14, 2006

Nokia and MySQL collaborate on next generation telecommunication subscriber registers

Espoo, Finland – Nokia, the world leader in mobile communications, and MySQL AB, the leading global supplier of database technology, today announced an agreement under which Nokia plans to use MySQL® Cluster database technology in its next generation telecommunication subscriber register solution. Subscriber registers are essential to maintain real-time information about mobile and converged network users.

Nokia plans to incorporate MySQL’s database technologies into Nokia’s next generation telecommunication subscriber register solution.  Nokia is today one of the leading suppliers of Home Location Register (HLRs), providing extremely reliable systems and the highest transaction capacities for the subscriber database needs of telecom networks.

Nokia will build on its strong HLR capabilities and enhance its existing register solutions to cover all requirements for real-time subscriber data demanded by existing and new services in both mobile and converged networks.

“Nokia is already the world leader in 3GPP Release 4 mobile softswitches, HLR, IMS, and IP multimedia solutions,” said Christian Fredrikson, Vice President, Networks, Nokia. “And developing a single on-line subscriber register solution is the natural next step in the evolution of our register offering.  With this cooperation, we join forces with MySQL to establish a winning solution for mobile and converged operators. The solution will provide greater flexibility in creating new subscriber services, enhanced capabilities for subscriber provisioning, and increased savings in operational costs.”

“We are extremely proud to have our technology selected to be part of such an essential telecom solution by a world leading provider,” said Marten Mickos, CEO of MySQL AB. “It is a testament to our long-standing focus of delivering mission-critical levels of high availability, reliability and performance with a very compelling total cost of ownership.”

About MySQL

MySQL AB develops and supports a family of high performance, affordable database products — including MySQL Cluster, a special high-end version of the MySQL database specifically designed for fault-tolerant, mission-critical applications that need strict scalability and high-availability. The company’s flagship product is MySQL, the world’s most popular open source database, with more than 8 million active installations. Many of the world’s largest organizations are realizing significant cost savings by using MySQL to power high-volume Web sites, business-critical enterprise applications and packaged software.

With headquarters in Sweden and the United States and operations around the world MySQL AB supports both open source values and corporate customers’ needs in a profitable, sustainable business. For more information about MySQL, please visit www.mysql.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

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Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

MySQL is a registered trademark of MySQL AB in the USA and other countries. Other products mentioned may be trademarks of their respective companies.

www.nokia.com

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PRESS RELEASE

February 14, 2006

Vodafone awards global contract to Nokia for IMS

Espoo, Finland - Nokia has been selected by Vodafone Group as a preferred supplier, with a contract to begin deploying the Nokia IP Multimedia Subsystem (IMS) solution to Vodafone affiliates worldwide. The first deployments are expected during 2006.

Under the agreement, Nokia becomes a preferred supplier of Vodafone’s IMS network architecture and the Session Initiation Protocol (SIP) technology that will enable Vodafone to pilot next generation services and start interoperability testing. Nokia is also deploying its OMA-compliant Presence and List Management solutions. IMS is an essential element of the Nokia Unified Core Network solution and a key enabler of multi-access methods.

“Vodafone is excited by the enormous possibilities that are emerging with IP Multimedia,” says Detlef Schultz, Head of Global Supply Chain Management at Vodafone. “IMS is going to play a strategic role in our future service delivery. We intend to pilot the next generation of services using this technology and will start interoperability testing with other operators as soon as possible. We have the utmost confidence in Nokia’s ability to deploy IMS on a world-wide scale.”

“We are extremely pleased to be cooperating with Vodafone in pioneering the benefits of IMS for consumers,” said Giuseppe Donagemma, Vice President, Networks, Nokia. “Vodafone clearly recognizes how important IMS is in providing next generation multimedia services that are rich in possibilities and independent of access.”

Nokia provides to the telecommunications market a complete, end-to-end solution for IMS-based multimedia, including the Nokia IP Multimedia Subsystem solution and application servers for services such as Presence, which are connected to the IMS via the open IMS Service Control (ISC) interface. Nokia is the leading vendor of IMS/SIP enabled terminals, with several models of video sharing and SIP enabled terminals already on the market.

With its IMS solution and wide range of IP multimedia capable devices, Nokia has taken the lead in making IP Multimedia commercial.  Nokia has over 70 IMS references, including 48 commercial references for the fully IMS compatible Push to talk over Cellular (PoC) solution and 14 references for IMS Core with mobile and fixed operators globally. Commercial launches include over 20 PoC and several Video Sharing services.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

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Notes to the Editor

The Nokia IP Multimedia Subsystem enables operators to deploy IP-based person-to-person multimedia services in 2G and 3G networks.  It brings a major new capability to existing networks by allowing terminals to establish IP sessions between each other, which in turn enables a wide range of multimedia communication services and interactive applications, such as Push to talk over Cellular (PoC) and video sharing.  SIP is the technology that makes IP-based person-to-person services possible.  SIP and IMS are the key enablers of service convergence between different access technologies.

Compliance with Open Mobile Alliance (OMA) standards for PoC and Presences brings interoperability between similarly compliant terminals and networks from different vendors.  The OMA PoC standard compliant architecture also includes a generic list management entity, which allows subscribers to use the same contact lists with multiple applications, such as PoC, Presence and Instant Messaging.

VODAFONE is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

www.nokia.com

2

PRESS RELEASE

February 14, 2006

Nokia doubles up competitors: New enterprise-class firewall at midrange price costs half as much as a rival box

Nokia IP560 with Check Point VPN-1 Pro squeezes value into new 1RU appliance; Nokia also delivers expansion option for its flagship Nokia IP2250

RSA Conference, San Jose, CA, USA - Nokia (NYSE:NOK) today announced its newest network security appliance, the Nokia IP560, a 1RU appliance delivering superior security, manageability, firewall performance and port density compared to competitive offerings costing more than twice as much.  Running the Nokia IPSO operating system designed specifically for network security use, and Check Point VPN-1 Pro with SecureXL, the Nokia IP560 provides medium and large businesses with high-end performance and features at an unmatched midrange price point.  The value of Nokia IP560 is further demonstrated when two appliances are paired in High Availability mode, with the two Nokia IP560s taking up no more rack space and delivering higher performance and Gigabit Ethernet port density for about the same cost as a single competing appliance.

Available from Nokia’s established global channel now starting at US$16,495, the Nokia IP560 is ideal for medium and large businesses seeking an affordable midrange appliance that can expand as needed; for large businesses and enterprises in need of a rack-dense, high-throughput appliance for perimeter or internal network security; and for service providers looking for an affordable, rack-dense firewall appliance that delivers multi-gigabit levels of performance.  The Nokia IP560 also provides businesses with a cost-effective migration path from other Nokia security appliances, including the Nokia IP380, IP530, IP710, and IP740.

“Today’s security market is rapidly evolving.  Gigabit Ethernet is emerging as the standard network within organizations putting increased importance on high port density appliances and strong firewall performance.  In addition, the rise in hybrid threats, the impact of wireless environments and budget pressures further complicate the security landscape.  The Nokia IP560 with Check Point VPN-1 Pro addresses these demands, delivering enterprise-class capabilities at a midrange price,” said Gary Singh, head of marketing, Security and Mobile Connectivity, Nokia Enterprise Solutions.

“The Nokia IP560 with Check Point VPN-1 Pro is one more example of real business value delivered by Nokia and Check Point to companies around the world,” said Ken Fitzpatrick, Chief Marketing Officer, Check Point Software Technologies Ltd. (NASDAQ: CHKP).  “Nokia and Check Point have worked together for the last eight years to simplify deployment and management of security appliances across the enterprise, and today that trend continues as the Nokia IP560 offers unparalleled benefits in terms of price, performance, and total cost of ownership.”

“Protecting the corporate network from external and internal threats is an increasingly complex task today that requires high performing security appliances.  The Nokia IP560 armed with Check Point VPN-1 Pro is perfectly suited to handle these demands, delivering reliable and scalable protection that’s very cost competitive,” said Gordon Shevlin, Executive Vice President, Siegeworks.

Features and Specifications

The Nokia IP560 is available today in flash-based or hybrid configurations, allowing for the option of up to two additional hard disk drives for storage and logging.  Using a four-port 1000BaseT Ethernet card, the Nokia IP560 supports 58,000 connections per second and delivers over 6 Gbps of firewall throughput and 1.9 Gbps throughput of encrypted traffic for Virtual Private Network (VPN) data.  With the option of

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up to 16 Gigabit Ethernet ports combined with its high performance, the Nokia IP560 provides businesses with one of the most flexible, scalable and powerful appliances available in a 1RU platform.

The Nokia IP560 is configured with 1GB of DDR memory, expandable to 2GB.  The appliance also provides high availability clustering functionality with included support of the Virtual Router Redundancy Protocol (VRRP) and IP Clustering; as well as support for dynamic and multicast routing.  Easy management is provided through Nokia Network Voyager and Cluster Voyager for local and remote administration.  The Nokia IP560 is also RoHS-compliant, meeting the European Union’s restrictions on hazardous substances that will go into affect in July.

New Expansion Options for the Nokia IP2250

Along with the Nokia IP560, Nokia also announced a new expansion option for its flagship firewall/VPN appliance, the Nokia IP2250.  Available now, a new 10 Gigabit Ethernet interface card increases the connectivity options for the Nokia IP2250 within the core networks of enterprise and service provider customers.  The combination of 10 Gigabit Ethernet connectivity, the high throughput of the Nokia IP2250, and the networking functionality found in Nokia IPSO simplifies the deployment of Check Point VPN-1 within demanding network cores.

The new 10 Gigabit Ethernet card demonstrates Nokia’s commitment to evolving its line of network security products to best support the needs of customers.

Service and Support

Consistent with the entire Nokia IP network security appliance portfolio, the Nokia IP560 is available with Nokia’s world-class, SCP certified “First Call-Final Resolution” global service and support.   Nokia also offers a comprehensive service portfolio ranging from Technical Support to Implementation, Professional Services and Technical Training.

The Nokia family of IP security platforms addresses offerings for small home offices to the world’s largest enterprises, and complements the company’s secure connectivity offerings including Nokia SSL VPN and Nokia IP VPN.  Security is an integral part of mobility solutions today, and is a component of Nokia’s comprehensive business mobility portfolio that also consists of devices such as the Nokia 9300 and Nokia 9300i enterprise smartphones, and the Nokia Eseries family of devices; and software like its Intellisync Mobile Suite and others that enable mobile applications such as email and enterprise voice.

For more information about the new offerings and the rest of Nokia’s business mobility solutions, visit www.nokia.com/business.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

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Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, APAC

Communications

Tel +65 6723 2323

E-mail: communications.apac@nokia.com

www.nokia.com

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PRESS RELEASE

February 15, 2006

Nokia wins USD 170 million GSM expansion with Henan MCC in China

Nokia’s mobile softswitch will reduce Henan MCC’s operating costs and provide a path to network evolution

Espoo, Finland – Nokia has won a USD 170 million GSM/GPRS network expansion deal with Henan Mobile Communications Corporation Ltd. in China. The expansion will greatly enhance network capacity and coverage in the Henan province, putting Henan MCC in an extremely competitive position.

Under the agreement, Nokia is providing GSM/GPRS radio and core network equipment, including the Nokia MSC Server System, and an extensive range of services, including network planning, optimization and rollout services. Deliveries have started and the network expansion will be fully operational by the end of the first half of 2006.

“Mobile communications continues its fast growth in the Henan province, where Henan MCC has 17 million mobile subscribers. With this expansion, we can continue to offer them high-quality mobile services and strengthen our position in Henan market,” says Huang Shu, Deputy General Manager, Henan MCC.

“This deal further strengthens our long-term and successful cooperation with Henan MCC,” says James Lin, Vice President, Networks, Nokia China. “The expansion will enhance Henan MCC’s market position and prepare their network for future evolution by introducing the cost-efficient Nokia MSC Server System in the Henan MCC’s network.”

Nokia has been Henan MCC’s major supplier for every GSM expansion since 1995. Nokia is the operator’s sole GSM/GPRS core network supplier and a major supplier of Henan MCC’s radio network.

The Nokia MSC Server is a circuit core network architecture for GSM/EDGE and WCDMA 3G. Nokia leads the mobile softswitch market with over 80 customers for the Nokia MSC Server System, over 30 of which are already in commercial use.

About Henan Mobile Communications Corporation Ltd.

Henan Mobile Communications Corporation Ltd. is one of the wholly owned subsidiaries of China Mobile (HK) Limited, and has been listed in HK and New York Stock Exchanges since 1999. The operator serves Henan province in central China, with a population of around 100 million.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

February 15, 2006

Abertis Telecom, Nokia and Telefónica Móviles unveil results of first digital mobile TV pilot in Spain

More than 55% of users would be willing to pay for digital TV on their mobile devices

• Users want a phone to watch TV with selective content, tailored for shorter viewing times and complemented by interactive programming-related services

• By mid 2006 DVB-H technology should be fully standardised, with compatible handsets available from a variety of manufacturers

• Regulation catering to the needs of all agents involved is required before DVB-H can be rolled out in Spain

Barcelona, Spain/Espoo, Finland - Today, Abertis Telecom, Nokia and Telefónica Móviles unveiled the results of the first digital mobile TV (DVB-H) pilot in Spain at the 3GSM World Congress. Highlights from the markets study include the fact that 75% of users would recommend the service while 55% would be willing to pay to watch digital TV on their mobile phones.

The pilot, the first of its kind in Spain, involving 500 users in Madrid and Barcelona, indicated that by mid-2006 DVB-H would be fully standardised and that by the end of this year the technology will be sufficiently developed to launch commercial services.

The aim of the market study was to assess interest within the residential segment in digital mobile TV, user habits, user-friendliness, coverage, quality and content. The results of the study clearly point to a viable commercial launch of the service in the future, confirming that customers are looking for TV on their mobile phone and not a portable TV.

In addition, 55% of the users testing digital TV with a Nokia 7710 smartphone said they would continue to use the service even if they had to pay for it. They would be willing to pay up to around 5 euros for a multi-channel package, made up of a basic package plus a premium channel. Nearly 75% said they would recommend the service.

Other highlights of the market research include average daily viewing of 16 minutes. 71% of users said they had watched digital TV on their mobile phones for 15-20 minutes a day, and 17% for over 25 minutes.

Where did they watch it? In most cases (over 48%) at home, as in many instances they had access to more channels on their phone than their own TV. Many also watched it one their way to and from work and during rest or lunch breaks.

An important part of the market study dealt with audiences and content packages. Unlike on conventional TV, where there is a well-defined prime time, with DVB-H mobile TV services, viewing is spread out throughout the day, with most viewers tunes in at the end of the work day – between 7:00pm and 8:00pm.

The variety of content available during the pilot surprised users. 58% said they wanted specific, interactive content adapted to shorter viewing times. Content most viewed during the trial included

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news, series and music programs, in that order. The high incidence of music viewing was notable: TV-enabled mobile phones were used as a music device.

Based on the results and conclusions of the pilot, Abertis, Nokia and Telefónica Móviles will carry out a series of advanced interactivity demonstrations during the 3GSM World Congress in which users can vote, e.g. for the favourite songs. The demonstrations will be carried out using the Nokia N92 handset, which is optimised for mobile TV viewing, running a specific application developed and provided by Finnish company, RedLynx.

Results of the technical tests

The digital mobile TV pilot also tested the DVB-H network coverage and topology for various locations, such as indoor and outdoor reception, above-ground, etc.  One of the main conclusions was that the number of broadcasters/receivers should be much higher for a commercial mobile digital mobile TV network than available in the current DTT (digital terrestrial TV) network, particularly to provide coverage inside automobiles and buildings.

For users, the technical pilot indicated that the technology used to distribute TV content should be transparent. DVB-H represents the most realistic broadcast-to-mobile scenario at present, as it looks set to be fully standardised by mid-2006, paving the way for interoperability solutions from the first quarter of 2007 which will in turn enable the commercial launch of these services.

The path to commercial launch will be easier if the Spanish government designs specific DVB-H regulation catering to the needs of all agents involved, supporting the development of an innovative and value added service for Spaniards.

Abertis Telecom, through its companies Tradia and Retevision, is the leading telecommunications infrastructure and services group in Spain. The pilot test underscores its capacity for innovation and leadership in Europe in providing cutting edge broadcasting services. Abertis Telecom’s services include analogue/digital radio and TV broadcasting, mobile radio communications for security and emergency forces and telecommunications services for phone operators.

Nokia is the world leader in mobile communications and a driver of the growth and sustainability of the broader wireless industry. Nokia connects people and provides them with access to the information they want, offering easy-to-use and innovative products, such as mobile phones, devices and solutions for imaging, games, media and businesses. It also provides equipment, solutions and services for mobile network operators and companies.

Telefónica Móviles is the first Spanish operator to carry out a pilot of this type, once again putting it at the technological forefront in a highly competitive market. Service innovation is a cornerstone of the company’s strategy. Telefónica Móviles España, which has nearly 20 million customers, added the first video services to its emoción mobile portal in 2003 and in March 2005 launched the first TV service designed exclusively for mobile phones.

DVB-H technology

DVB-H (Digital Video Broadcast Handheld) technology is the version of DVB-T (digital terrestrial television) adapted for mobile devices. It is a standard offered by the DVB Project for broadcasting TV and data content to handheld devices such as mobile phones, which have very specific requirements, such as low battery consumption, screen size and mobility.

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Media Enquiries:

abertis telecom

Communications

Tel. +34 93 230 50 84 / +34 91 310 70 45

E-mail: Abertis.comunicacion@abertis.com

Telefónica Móviles

Tel. +34 680 01 86 00

E-mail: prensa@tsm.es

Nokia, Multimedia

Communications

Tel. +358 7180  45782

www.nokia.com

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PRESS RELEASE

February 16, 2006

3G smartphone now shipping to NTT DoCoMo, Inc. in Japan

Nokia’s first FOMATM terminal for NTT DoCoMo – the FOMA NM850iG is compatible with international roaming

Espoo, Finland - Nokia has started deliveries of the FOMATM NM850iG 3G WCDMA smartphone to NTT DoCoMo, Inc. in Japan. Marketed as the FOMA NM850iG in NTT DoCoMo, Inc.’s lineup, the 3G WCDMA/GSM (*1) dual mode device is expected to be commercially available in Japan from February 24.

FOMA NM850iG is made for NTT DoCoMo with an additional i-modeTM function, and features a stylish straight body, incorporating the S60 smartphone platform. Compatible with international roaming services (*2), within NTT DoCoMo’s international roaming service ‘WORLD WING’ area, the device supports voice calls, i-mode and i-mode mails, videophone (*3) from overseas using the same mobile phone number and i-mode mail address as used in Japan (*2). This allows users to enjoy the sophisticated functionality offered by FOMA NM850iG (*4) even while abroad (*2), as the ideal choice for those taking overseas business trips, overseas travelers (*5), as well as people who simply prefer a stylish design.

“We are extremely happy NTT DoCoMo chose to offer the FOMA NM850iG to Japanese consumers, and are excited about providing 3G handset for the first time to NTT DoCoMo at this very important time in the Japanese market,” said Tyler McGee, President, Nokia Japan. “NTT DoCoMo’s choice of the FOMA NM850iG means their customers will be able to benefit from its wide range of smartphone features, including a 1.3 megapixel camera, mobile broadband access with WCDMA networks and much more.”

“FOMA NM850iG also combines the benefits of 3G, EDGE and the leading smartphone platform S60. Offering mobile broadband access to multimedia content and video conferencing, the FOMA NM850iG is built for speed and smart working, offering high quality performance,” he added.

Based on Symbian OS, FOMA NM850iG is a tri-band handset designed to work on 3G (WCDMA), EDGE and 2G (GSM 900/1800/1900) networks around the world. Weighing 129 grams and measuring 110 x 60 x 21 mm, it also offers mobile broadband access to multimedia content.

With the built-in memory and in-box Reduced Size Multimedia Card (RS-MMC), it is easy to store images and videos on the FOMA NM850iG. It incorporates a 1.3 megapixel camera sensor (effective resolution 1.23) and 1 to 6x variable digital zoom for picture and video capture. Its wide array of imaging features also include manual brightness and contrast adjustment, as well as a manual and automatic video editor.

FOMA NM850iG is Nokia’s first 3G WCDMA device delivered to NTT DoCoMo. Nokia Japan previously delivered to NTT DoCoMo a number of 2G terminals such as DoCoMo Nokia NM206, NM207, NM157, NM502i.

Detailed information about FOMA NM850iG and its services can be found from NTT DoCoMo’s website http://www.nttdocomo.co.jp/english/

(*1) WCDMA is the third-generation mobile phone method that is also available in Japan. GSM (Global System for Mobile Communication) is a system used in more than 160 countries and region. 3 hundred million people are using it in Europe and Asia. 7 million people are using this system in the USA.

(*2) FOMA NM 850iG is compatible with the communication methods (GSM900/1800/1900) that are used in Europe, the Asia- Pacific Region (except for Japan and Korea), Africa and the U.S., and also with the

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third-generation communication method (WCDMA) available in Japan.  For more information on the regions where FOMA NM850iG can be used, please contact NTT DoCoMo, Inc.

(*3) FOMA NM850iG does not have sub camera in front, therefore you can not use this as two way videophone.

(*4) As of today, you can enjoy voice calls in 130 countries and region and videophone in 21 countries and region, you can use i-mode mail in 65 countries and region using the i-mode mail address you use in Japan, you can exchange SMS in 130 countries and region, you can enjoy approximately 3,100 i-mode website in 65 countries and region. For more information on the region where FOMA NM850iG can be used, please contact NTT DoCoMo, Inc.

(*5) When using overseas, please check for available areas and function beforehand.

Nokia is a trademark or registered trademark of Nokia Corporation. The functions and services depend on the network, compatibility of the device used, and formats of the content supported. For more information, please refer to the instruction manual and/or insertion paper in the sales package.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

All trademarks and registered trademarks are the property of their respective owners.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia, APAC

Communications

Tel. +65 6723 2439 / +65 6723 1810

Nokia, Japan

Communications

Tel. +81 3 5759 7459

A photo of the FOMA NM850iG is available at:
http://europe.nokia.com/nokia/0,,73864,00.html?name=6630

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PRESS RELEASE

February 16, 2006

One millionth customer experiences the excellence, refinement of premium Nokia 8800

Nokia’s flagship design statement receives GSM Association award for best handset

Barcelona, Spain/Espoo, Finland– Immediately hailed as a triumph of design, the Nokia 8800 burst onto the market June, 2005. Since that time, more than one million discriminating consumers have made the Nokia 8800 part of their premium lifestyle. Drawing upon modern watchmaking and jewelry techniques, the Nokia 8800 features a slim stainless steel body and a number of distinctive details that complement the prestige and quality of the device. Earlier this week, at the annual GSM Association Awards, the Nokia 8800 added to its list of accolades the GSMA Award for best GSM handset for its unique blend of design, materials and innovation.

“The Nokia 8800 has clearly found an audience with individuals who appreciate quality materials and world-class design,” says Alastair Curtis, who directs the design team at Nokia’s Mobile Phones unit. “The Nokia 8800 is as much an object of art and desire, as it is an advanced piece of technology. As the first mobile phone to be crafted of modern materials like stainless steel and mineral glass, the Nokia 8800 brings a new elegance to the art of personal communication.”

Another mobile phone first, the Nokia 8800 introduced a complete soundtrack, including all ringtones, alarms and alerts, created by the award-winning composer and musician Ryuichi Sakamoto. Inspired by the modern lines and organic curves of the Nokia 8800, Sakamoto’s musical accompaniment became a unique selling feature, striking a powerful chord with consumers.

“Nokia has a long, storied tradition of creating high-quality, timeless mobile devices targeted specifically to consumers who demand the finest materials and premium experiences,” says Heikki Norta, Senior Vice President, of Nokia’s Lifestyle Products Group. “That the Nokia 8800 has sold more than one million units also demonstrates that there is a strong consumer demand for premium mobile products that occupy the upper-tier of the pricing strata.”

The Nokia 8800 and its North American counterpart, the Nokia 8801, began shipping in the summer of 2005. While prices around the globe vary, the Nokia 8800 currently retails for EUR 1.075,00 at the newly opened Nokia Flagship Store in Moscow’s Pushkin Square.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

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Photos of the Nokia 8800 can be found at: www.nokia.com/press

www.nokia.com.

2

PRESS RELEASE

February 16, 2006

Nokia and Cable & Wireless sign International Frame Agreement

Cable & Wireless marks a new mobile network customer for Nokia

Espoo, Finland – Nokia and Cable & Wireless, one of the world’s leading telecommunications companies, have today signed an International Frame Agreement for the supply of GSM and WCDMA 3G radio and core networks. Cable & Wireless is a new mobile network customer for Nokia.

Cable and Wireless operates in 34 countries across the globe. This agreement will help increase Cable and Wireless’ coverage, capacity and quality in key markets.

The deal covers radio networks, including the Nokia HSDPA solution; core networks, including the 3GPP release 4 compliant Nokia mobile softswitch; and services, including the unique multitechnology Nokia NetAct™ solution, which supports both 2G and 3G networks.

“Our aim is to offer the very latest mobile multimedia services to our customers. We chose Nokia on the strength of its technology offering and ability to support us globally,” says Francis Mount, Chief Technology Officer, Cable & Wireless International Businesses.

“Nokia is delighted to be signing an International Frame Agreement with Cable & Wireless,” says Peter Kühne, Vice President, Networks, Nokia. “With Nokia’s leading technology, particularly WCDMA 3G and HSDPA, Nokia can bring value and new revenues to Cable & Wireless in deploying new networks globally across Cable & Wireless’s selected markets.”

The 3GPP Release 4 architecture of the Nokia MSC Server System will allow Cable & Wireless to gain significant cost savings in the operation of its GSM and WCDMA 3G networks and will enable the operator to offer the most advanced mobile multimedia services to its customers.

About Cable & Wireless

Cable & Wireless operates in 34 countries across the globe, including the Caribbean, Panama, Asia, the Middle East and the Pacific.  In the majority of markets it is the leading telecoms provider, offering a complete service including local and international telephony, mobile and Internet to residential and business customers.

Cable & Wireless now faces competition in 90% of its markets and continues to compete with new rivals by investing in world-class innovation, technology and people.  It is proud to be contributing to the local economies and communities in which it operates and continues to build its brand and deliver excellence to its customers around the world. www.cw.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

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Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

February 16, 2006

Review by the Board of Directors and Nokia 2005 Annual Accounts (IFRS) are available on Nokia’s website

Review by the Board of Directors and Nokia 2005 Annual Accounts (IFRS) are available in pdf format at www.nokia.com/financials. These accounts form part of the proxy material for registered ADR holders. The Form 20-F annual report for 2005 will be made available when filed with the US Securities and Exchange Commission.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

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PRESS RELEASE

February 27, 2006

Initial results from the mobile TV pilot trial conducted by CANAL+, Nokia, SFR and towerCast confirm interest in mobile TV

73% of the participants were satisfied with the service

Paris, France - The DVB-H pilot run by the CANAL+ Group, Nokia, SFR and towerCast was given the go-ahead on 13 September 2005 by the CSA. Since then, 500 pilot participants* have had access to a range of TV channels** and radio stations, broadcast by the DVB-H standard on Nokia 7710 devices.

Summary of initial results (panel data: ISL for the CANAL+ Group and SYLAB YPSIS for SFR with statistics transmitted by the handsets)

• The participants watched TV an average of 20 minutes per day

• 50% of the participants stated that they watched mobile TV mainly at home***, 14% while travelling (to be weighted by the absence of coverage in the metro during the pilot) and 12% in the workplace

• 3 periods of highest use: morning (9/10H), midday (13/14H) and evening (20/22H). 18% of participants stated that they watched TV once a week, 57% several times a week and 25% once a day

• The most watched programmes were: news, music, entertainment, sport, documentaries and, for the CANAL+ testers, films

• 73% of participants said they were fairly or very satisfied with use of the service. 68% would be prepared to take out a subscription as proposed in the pilot for 7€/month or more

• More than 80% said they were satisfied with the content proposed

• For some participants, it was also possible to establish a link between time and place: short viewing periods (less than 5 minutes) in a waiting room, while waiting for the metro (the Place d’Italie station has DVBH coverage), at a friend’s house / intermediate viewing periods (up to 30 minutes) in the car, bus / longer viewing periods (more than 30 minutes), indoors (home, restaurant, etc.)

These results confirm the initial lessons learned from 3G. DVB-H improves the user experience thanks to the sound and picture quality. The pilot participants particularly appreciated this, along with the size of the screen on which they could view the package of TV and radio channels. The fact that most TV was viewed indoors highlights the need to ensure very high quality coverage inside buildings, hence the choice of the particularly robust and effective broadcasting offered by the DVB-H standard.

The pilot continues and in particular will test new media and optimise the service in order to meet the needs of the mobile TV viewer as closely as possible. The above results confirm that mobile TV on a mobile phone or pocket television is an extremely attractive proposition. The group hopes that the regulatory, economic and industrial conditions for rapid deployment of mobile TV can be met as rapidly as possible.

* The panel of pilot trial participants comprised 53% men and 47% women, split 39% aged from 25 to 34, 32% from 35 to 49, 17% from 15 to 24 and 12% over 50. For the CANAL+ Group, the participants were recruited from their CANAL+ and/or CANALSAT subscriber base. The Nokia 7710 handset was made available to them exclusively for pocket TV use. The SFR participants were recruited from the SFR subscriber base (all subscriptions except 3G). The Nokia 7710 handset replaced their normal mobile phone.

** CANAL+, i>TELE, Planète, CinéCinéma, Sport+, L’Equipe TV, Equidia, Jimmy, Canal J, France 2, France 3, MCM Top, NRJ 12

*** Most participants were offered a selection of channels to which they did not normally have access.

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About CANAL+ Group

CANAL+ Group is France’s leading pay-TV operator. CANAL+ Group has two core businesses: production of pay-TV channels both premium (CANAL+) and theme channels (Sport+, i>TELE, CinéCinéma, Planète, Seasons, Comédie! and Cuisine TV); and distribution of pay-TV channels in both analog and digital, over-the-air, via satellite, cable, DTT and mobile phone (3G). CANAL+ Group is also a key player in feature film production and distribution. CANAL+ Group is a 100% owned subsidiary of Vivendi Universal.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About SFR

SFR is the second-ranking mobile phone operator in France with 35,8% of market share and 17.2 million customers on 31 December 2005. It recorded turnover of 8.7 billion euros in 2005.  Its GSM/GPRS network now covers over 98% of the French population and 87% of French territory. As the first mobile operator to launch 3G in France in November 2004, SFR covers now more than 60% of the French population in 3G.

About towerCast

towerCast, the first privately held French “tower company”, manages several hundred elevated points for the transmission of radio broadcasts (FM, DAB), digital terrestrial television, telecommunications (UMTS, BLR), and professional radio. Thanks to its technical know-how and its ability to react quickly, tried and tested for 20 years, towerCast is today putting its experience of radio-communication technology to good use for the benefit of audiovisual companies and telecommunications operators (fixed and mobile telephone, local radio (BLR)) who wish to outsource the design, installation, and accommodation of their networks.

Media Enquiries:

Groupe CANAL+

Antoine Banet-Rivet

Tel: +33 1 71 35 01 66

Nokia, Multimedia

Communications

Tel: +358 7180 45782

SFR

Carolina Mir

Tel: +33 1 71 07 64 82

www.sfr.fr

towerCast

Benoît Teyssandier

Tel: +33 1 40 71 49 19

www.nokia.com

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PRESS RELEASE

February 28, 2006

Nokia unveils first view of Payload for the N-Gage platform at www.payload-game.com

Espoo, Finland – Payload, the futuristic story-led combat racing game designed exclusively for the N-Gage platform, received a dedicated micro-site today, featuring never seen before in-game footage and information at www.payload-game.com.

The micro-site www.payload-game.com, invites gamers to see the first cinematic trailer, created by award-winning creative studio Alkemi Entertainment, which gives you a behind the scenes peek into the world of Payload. The micro-site lifts the shroud of secrecy behind the Payload experience and includes character information, world locations, a three-part developer diary, plus a range of screensavers and desktop images for the ultimate Payload fan.

“Payload and www.payload-game.com are a testament to the rich story and game depth that is possible on the N-Gage platform,” said Gregg Sauter, Director, Games Publishing, Nokia. “Payload combines strategy, combat and traditional racing, where a player can play against up to three friends with an N-Gage game deck via Bluetooth wireless technology for a superior combat racing experience. Or, players can upload high-scores on to the N-Gage Arena to compare their scores with fellow N-Gage gamers.”

Payload for the N-Gage platform is a fast-paced combat action racing game where players use ‘skims’ to traverse exotic and deadly terrains on the Planet Ararat. ‘Skims’ are futuristic hovercraft bristling with weapons and, combined with a steady hand and lightning reflexes, are the primary tools of the Pitrunner. Players become Abel Harker, a Pitrunner who vies for the right to courier a precious crystalline fuel source called Furium, in a deadly race of death, destruction and mayhem against other Pitrunners. Pitrunning is a ruthless and cutthroat occupation where fortunes can be made or lost in a hail of weapons fire.

Payload for the N-Gage platform is scheduled to ship in spring 2006.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers.

About Tantalus Interactive

Tantalus Interactive was founded in 1994 and is one of Australia’s leading game developers having worked on over 25 titles. Tantalus has worked on 16bit, 32bit and all current generation consoles as well as all available handhelds (GBA, N-Gage) and soon to be launched handheld devices (DS and PSP). The release of Top Gear Rally on Game Boy Advance saw the company establish itself among the best in the world on this platform. The game was published by Nintendo and is one of the biggest selling Australian developed titles of all time. It also received the IGN Award for ‘Racing Game of the Year’ in 2003, and won the award for best Australian developed title on any platform. Tantalus has a subsidiary company named Tantalus Asia, which is based in Malaysia and focuses on developing and distributing games for mobile phones.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2006 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

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